FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 3/18/2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable
2

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s Consolidated Management Report for the year ended on December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: March 18, 2021

Consolidated Management Report
for the year ended on December 31, 2020
26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Management Report 2020

INDEX TO THE CONSOLIDATED MANAGEMENT REPORT FOR THE YEAR 2020

Page

About our Company	4
Management’s Report	7
Risks Factors	18
Consolidated Financial Statements	35
Annex: Audited Annual Accounts of Ternium S.A. Société Anonyme

Ternium S.A. is a Luxembourg company and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX).	The financial and operational information contained in this annual report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared in accordance with IFRS and IFRIC interpretations as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons.

This annual report contains “forward-looking statements”, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance, which are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities. All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, risks relating to the Company’s structure and regulatory risks, as well as other factors beyond Ternium’s control.	For a detailed description of Ternium’s main risks and uncertainties, please see the section "Risk Factors" included in this annual report.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

TERNIUM S.A.
Consolidated Management Report 2020

Certain Defined Terms

In this consolidated management report, unless otherwise specified or if the context so requires:

- References to “annual report” are to this consolidated management report;

- References to “ADSs” are to the American Depositary Shares, which are evidenced by American Depositary Receipts, or ADRs;

- References to the “Company” are exclusively to Ternium S.A., a Luxembourg public limited liability company (société anonyme);

- References to “billions” are to thousands of millions, or 1,000,000,000;

- References to “EBITDA” are to operating income adjusted to exclude depreciation and amortization and, in 2020, a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil;

- References to “San Faustin” are to San Faustin S.A., a Luxembourg corporation and the Company’s indirect controlling shareholder;

- References to “Techgen” are to Techgen S.A. de C.V., a Mexican corporation, 48% owned by Ternium, 22% owned by Tenaris and 30% owned by Tecpetrol International S.A., a wholly owned subsidiary of San Faustin;

- References to “Tenaris” are to Tenaris S.A., a Luxembourg public limited liability company (société anonyme) and a significant shareholder of the Company;

- References to “Tenigal” are to Tenigal S.R.L. de C.V., a Mexican company, 51% owned by Ternium and 49% owned by Nippon Steel Corporation, or NSC;

- References to “Ternium,” “we,” “us” or “our” are to Ternium S.A. and its consolidated subsidiaries;

- References to the “Ternium companies” are to the Company’s manufacturing subsidiaries, namely Ternium México S.A. de C.V., or “Ternium Mexico,” a Mexican corporation; Ternium Brasil Ltda., or “Ternium Brasil” (formerly, CSA Siderúrgica do Atlântico Ltda.), a Brazilian corporation; Ternium Argentina S.A., or “Ternium Argentina”, (formerly Siderar S.A.I.C.), an Argentine corporation; Ternium Colombia S.A.S., or “Ternium Colombia”, (formerly Ferrasa S.A.S.), a Colombian corporation; Ternium del Atlántico S.A.S., a Colombian corporation; Ternium Internacional Guatemala S.A., a Guatemalan corporation; Ternium USA Inc., a Delaware corporation; Las Encinas S.A. de C.V., or “Las Encinas,” a Mexican corporation; and Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V., or “Consorcio Peña Colorada,” a Mexican corporation, and their respective subsidiaries;

- References to “Ternium Investments” are to Ternium Investments S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), and a wholly owned subsidiary of the Company;

- References to “tons” are to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds or 1.102 U.S. (short) tons; and

- References to “Usiminas” are to Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, a Brazilian corporation in which we own a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital.

TERNIUM S.A.
About Our Company

Profile

Ternium is Latin America’s leading flat steel producer with an annual crude steel production capacity of 12.4 million tons. It operates in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America through regional manufacturing facilities, service centers and its own distribution network. In addition, Ternium participates in the control group of Usiminas, a leading flat steel company in the Brazilian market. Our customers range from small businesses to large global companies in the automotive, home appliances, heat, ventilation and air conditioning (HVAC), construction, capital goods, container, food and energy industries across the Americas. Ternium’s industrial system has various production technologies that provide a diversified cost structure, based on different types of raw material and energy sources, and a flexible production configuration. The industrial system includes proprietary iron ore mines and processing facilities, steelmaking facilities, finishing facilities, service centers and a broad distribution network to offer slabs, billets, hot-rolled products, cold-rolled products, galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, rebars and wire rods as well as slit and cut-to-length products.

Ternium's innovative culture, industrial expertise and long-term view enable us to continuously achieve new breakthroughs in industrial excellence, competitiveness and customer service. Ternium is the leading supplier of flat steel products in Mexico and Argentina, has a significant position as supplier of steel products in Colombia and in other Latin American countries, and is a competitive player in the international steel market for steel products. Through its network of commercial offices in several countries in Latin America, the United States and Europe, Ternium maintains an international presence that allows it to reach customers outside its local markets, achieves improved effectiveness in the supply of products and in the procurement of semi-finished steel, and maintains a fluent commercial relationship with its customers by providing continuous services and assistance. We operate with a broad and long-term perspective, and we work towards improving the quality of life of our employees, their families and the local communities.

Environment, Health and Safety
We devote significant resources to environment, and occupational health and safety (EHS), as we believe they are key to our long-term sustainability. We have standardized EHS management systems. Our employees are well trained in EHS and our management is accountable for EHS performance. Ternium's occupational health and safety system is certified under OHSAS 18001, and its environment and energy system is certified under ISO 14001 and ISO 50001. We regularly invest in state-of-the-art technologies to reduce our environmental footprint and minimize safety risks.

Integrity
We believe integrity is key to Ternium's long term sustainability. The Company’s board of directors has an audit committee solely composed of independent directors and an internal audit department, which reports to the Chairman of the board of directors and, with respect to internal control over financial reporting, to the audit committee and meets organizational independence and objectivity standards. Ternium has a Business Conduct Compliance Officer reporting to the CEO and a compliance department that oversees, among other things, certifications required under the SEC applicable regulation and related party transactions. Our employees are trained and accountable for ensuring a transparent behavior. The Company has established different policies, codes and procedures for this purpose. In addition, the Company has put in place confidential channels to report alleged breaches of the Code of Conduct and its principles.

Communities
We believe that developing strong ties to our communities is also fundamental to Ternium's long- term sustainability. We are having a significant positive impact on Ternium's communities, both from a human perspective as well as in terms of economic development. We work together with local institutions to enhance the communities' education and welfare. We provide scholarships, internships, teachers' training and infrastructure funding. We also organize and fund volunteering programs and health prevention campaigns, and sponsor sports, social and arts events.

Steel Industry Value Chain
We support approximately 1,800 small and medium-sized enterprises (SMEs), customers and suppliers through our ProPymes program to strengthen the steel value chain in our markets. ProPymes provides training, industrial and business consultancy, institutional assistance, commercial support and financial aid. The program plays an active role at universities, business schools, government agencies and industrial associations. ProPymes has helped create an industrial network that encourages the professionalization and quest for excellence of SMEs.

TERNIUM S.A.
About Our Company

Performance Highlights

	2020(1)	2019	2018	2017	2016
Steel Sales Volume (Thousand Tons)
Mexico	5,912.7	6,305.0	6,544.8	6,622.8	6,405.2
Southern Region	1,923.6	1,938.3	2,301.1	2,456.0	2,220.8
Other Markets	3,523.2	4,268.0	4,105.2	2,517.7	1,138.1
Total	11,359.5	12,511.3	12,951.1	11,596.6	9,764.0

Financial Indicators ($ million)
Net sales	8,735.4	10,192.8	11,454.8	9,700.3	7,224.0
Operating income	1,079.5	864.6	2,108.4	1,456.8	1,141.7
EBITDA (2)	1,524.5	1,525.7	2,697.7	1,931.1	1,548.6
Equity in earnings of non-consolidated companies	57.6	61.0	102.8	68.1	14.6
Profit before income tax expense	1,159.4	826.6	2,031.6	1,359.8	1,118.5
Profit for the year attributable to:
Owners of the Parent	778.5	564.3	1,506.6	886.2	595.6
Non-controlling interest	89.4	65.8	155.5	136.7	111.3
Profit for the year	867.9	630.0	1,662.1	1,022.9	706.9

Capital expenditures	560.0	1,052.3	520.3	409.4	435.5
Free cash flow(3)	1,201.2	595.4	1,219.0	(25.5)	664.1

Balance Sheet ($ Million)
Total assets	12,856.2	12,935.5	12,547.9	12,122.6	8,322.9
Financial debt	1,722.9	2,188.7	2,037.0	3,221.9	1,218.6
Net financial debt(4)	371.5	1,453.4	1,734.9	2,748.3	884.3
Total liabilities	4,413.1	5,220.7	5,063.3	6,269.8	3,156.3
Capital and reserves attributable to the owners of the parent	7,286.1	6,611.7	6,393.3	5,010.4	4,391.3
Non-controlling interest	1,157.0	1,103.2	1,091.3	842.3	775.3

Stock Data ($ per Share/ADS(5)
Basic earnings per share	0.40	0.29	0.77	0.45	0.30
Basic earnings per ADS	3.97	2.87	7.67	4.51	3.03
Proposed dividends per ADS	2.10	—	1.20	1.10	1.00
Weighted average number of shares outstanding(6) (million shares)	1,963.1	1,963.1	1,963.1	1,963.1	1,963.1

(1) The functional currency of Ternium Argentina has changed from the Argentine Peso to the U.S. dollar. This change is prospective from January 1, 2020, and does not affect the balances at December 31, 2019, 2018, 2017 and 2016, nor results or cash flows for the years then ended.
(2) EBITDA equals operating income adjusted to exclude depreciation and amortization and, in 2020, a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil.
(3) Free cash flow equals net cash provided by operating activities less capital expenditures.
(4) Net financial debt equals total financial debt less cash and cash equivalents plus other investments.
(5) Each ADS represents 10 shares.
(6) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid. In addition, as of December 31, 2020, the Company held 41,666,666 shares as treasury shares, representing 3% of the subscribed capital.

TERNIUM S.A.
About Our Company

Lost Time Injuries Frequency Rate
Quantity of day-loss injuries per million hours worked

Emission Intensity
Carbon dioxide tons emitted per ton of steel produced. Year-end.

The increased emission intensity in 2017 reflected the incorporation of the Rio de Janeiro unit (blast furnace-based) in Ternium's crude steel production mix.

Co-Products
Kilograms per ton of steel produced

Co-products mainly include blast furnace and steel shop slag, iron ore fines and chemical substances. Figures include the Rio de Janeiro unit since September 2017.
Injuries Frequency Rate
Total quantity of injuries per million hours worked

Energy Intensity
Gigajoules consumed per ton of steel produced. Year-end

Investment in Product Research and Development
$ million

TERNIUM S.A.
Management’s Report

This review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (including the notes thereto), which are included elsewhere in this annual report. For a detailed description of Ternium's main risks and uncertainties, see the section "Risk Factors" included in this annual report. For information related to the holding of Company's own shares, see "Performance Highlights" in the section "About Our Company" included in this annual report.

Impact Of The COVID-19 Pandemic On Our Operations

During 2020, the global economy was deeply affected by the COVID-19 pandemic and the measures taken around the world to contain the spread of the SARS-CoV-2 virus, which resulted in a global crisis with a unprecedented speed and severity in recent history. Although activity levels around the globe improved steadily during the second half of 2020 from a slump in the second quarter, new waves of infection have been spreading in various regions triggering new preventive measures to contain it. There remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and the vaccination programs yet in their early stages.

At the start of the COVID-19 outbreak, Ternium took prompt action to mitigate the impact of the pandemic and the crisis, and adapted its operations on a country-by-country basis to comply with applicable rules and requirements. These actions included:

- Occupational health and safety. Ternium prioritizes the occupational health and safety of its employees, customers and suppliers, and has adopted new protocols to ensure a safe working environment involving the use of face masks, temperature checks, strict social distancing and workplace disinfection policies including the company transportation, site entry and common working areas. In addition, we have implemented remote working where possible and procedures to track individuals showing compatible COVID-19 symptoms and their close contacts. Along the pandemic, Ternium operated all facilities under strict sanitary protocols, which included daily temperature checks for all on-site workers and prompt testing of all individuals to ensure proactive contagion prevention. The company also conducted an extensive communications program across its facilities to promote health and wellness protocols at both work and home. The company's digital sales portal, Webservice, contributed with safe working practices by channeling approximately 77% of total orders placed by commercial customers in 2020, with a year-over-year participation increase compared to the 70% achieved before the COVID-19 outbreak. As of the date of this annual report, remote work and other work arrangements have not adversely affected Ternium’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

- Operations. Ternium has adjusted its operations to continue to supply steel products to essential sectors and other customers and, at the same time, observe lockdowns and operating restrictions imposed in several jurisdictions. Ternium's training programs were reinforced with webinars and online workshops.

- Liquidity. During the second quarter 2020, Ternium took steps to ensure the continued strength of its financial position, including the optimization of operations and overhead costs, and the reduction of working capital. In order to mitigate the impact of the then expected lower sales, Ternium reduced its capital expenditure commitments for 2020 by slowing down or postponing investment projects, such as the new hot-rolling mill in Pesquería, Mexico, which is now expected to start-up during mid 2021. Moreover, in that context, on April 28, 2020, Ternium's Board of Directors withdrew its annual dividend proposal for 2019. Ternium's net debt position decreased during 2020, from $1.5 billion at the end of December 2019 to $371.5 million at the end of December 2020.

- Support to third parties. To support our small and medium-sized customers and suppliers, we reinforced the financial help provided under the ProPymes program and the assistance granted to obtain loans from local financial institutions. In addition, new tools were incorporated to ensure the continuity of ProPymes advisory and training activities, on remote and online formats, respectively.

- To support nearby communities, Ternium contributed to strengthen medical response capabilities through a special funding program mainly focused on the supply of medical equipment and personal protection gear to community health centers. Reinforcement plans were designed in cooperation with hospital authorities in each of the communities near Ternium's facilities, taking into consideration local population age and available healthcare infrastructure. Under this program, Ternium provided infrastructure and equipment to 14 hospitals and healthcare facilities in four countries, including equipment for intensive care units. In addition, we provided support to health centers in the process of adapting their infrastructure; we manufactured face masks at our facilities and supported local entrepreneurs' initiatives for ventilator manufacturing. In addition,

TERNIUM S.A.
Management’s Report

in Monterrey, Mexico, Ternium constructed and operated a field hospital with 100 beds and 10 intensive care units for the community.

- To foster knowledge sharing on COVID-19 disease treatments, we created a network of medical professionals together with our affiliate Tenaris. Seventy doctors from local communities in Mexico, Argentina and Brazil participated in a virtual meeting with their colleagues at Humanitas, an Italian network of hospitals controlled by the Techint Group. Through this platform, Humanitas' know-how on dealing with the COVID-19 outbreak in Italy was made available at a public virtual campus.

- Alongside the Fundación Hermanos Agustín y Enrique Rocca (Agustín and Enrique Rocca Brothers Foundation), and Tenaris, Ternium contributed food for vulnerable families through the #SeamosUno project in Argentina. In addition, Ternium provided food support for families of children participating at its educational programs in Rio de Janeiro, Brazil, and for families of students at the Roberto Rocca Technical School in Pesquería, Mexico.

With net debt to last twelve months EBITDA ratio of 0.2 times at the end of December 2020, Ternium exhibits a solid overall liquidity position with adequate capital and financial resources. Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

Successful Performance in a Challenging Year

Ternium produces flat and/or long steel products in Mexico, Brazil, Argentina, the United States, Colombia and Guatemala. We report steel shipments under three geographical regions: Mexico, the Southern Region (encompassing the steel markets of Argentina, Bolivia, Chile, Paraguay and Uruguay) and Other Markets. During 2020, shipments in the Mexican market were 5.9 million tons, representing 52% of Ternium’s total steel shipments. Shipments in the Southern Region reached 1.9 million tons in 2020, or 17% of Ternium’s consolidated shipments in the steel segment, most of which are destined for the Argentine market. Shipments in the Other Markets region reached 3.5 million tons in 2020, or 31% of Ternium’s consolidated shipments in the steel segment. Our major shipment destinations in the Other Markets region are usually the United States, Brazil, Colombia and Central America.

Steel Shipments by Country in 2020

Other, 7%
Colombia, 4%
Brazil, 8%
USA, 14%
Argentina, 15%
Mexico, 52%

Net sales in 2020 were $8.7 billion, including steel products net sales of $8.5 billion on steel shipments of 11.4 million tons, other products net sales of $177.7 million and iron ore products net sales of $390.5 million on iron ore shipments of 3.8 million tons. The majority of the iron ore production was consumed in our steel operations. Steel revenue per ton was $748 in 2020,

TERNIUM S.A.
Management’s Report

lower than revenue per ton in 2019, mainly reflecting a weak steel price environment during the first half of 2020, particularly at the start of the COVID-19 outbreak, partially offset by a significant recovery in prices during the second half of the year.

EBITDA reached $1.5 billion in 2020 with EBITDA margin of 17% and EBITDA per ton of $134.2. Equity holders' net income in 2020 was $778.5 million, equivalent to earnings per ADS of $3.97, including a non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil, equivalent to $0.95 per ADS. Net cash provided by operating activities was $1.8 billion, including a working capital reduction of $352.8 million. In 2020, Ternium’s capital expenditures were $560.0 million, down 47% year-over-year reflecting the conclusion of some expansion projects and Ternium's decision to slow or postpone several other projects across its facilities, including its new hot-rolling mill in the company’s Pesquería industrial center in Mexico. The main investments carried out during 2020 included those made for the new hot-rolling mill, the capacity expansion of the pulverized coal injection system in our Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our main facilities.

With free cash flow of $1.2 billion in 2020, Ternium's net debt position reached $371.5 million at the end of December 2020, down from $1.5 billion at the end of December 2019, with a net debt to last twelve months EBITDA ratio of 0.2 times.

Summary Results

	2020	2019	Dif.
Steel shipments (tons)	11,360,000	12,511,000	-9%
Iron ore shipments (tons)	3,797,000	3,576,000	6%
Net sales ($ million)	8,735.4	10,192.8	-14%
Operating income ($ million)	1,079.5	864.6	25%
EBITDA ($ million)	1,524.5	1,525.7	—
EBITDA margin (% of net sales)	17%	15%	250 bps
EBITDA per ton ($)	134.2	121.9	10%
Financial result, net ($ million)	22.3	(99.0)	-123%
Income tax expense ($ million)	(291.5)	(196.5)	48%
Profit for the year ($ million)	867.9	630.0	38%
Profit attributable to owners of the parent ($ million)	778.5	564.3	38%
Basic earnings per ADS ($)	3.97	2.87	38%

Ternium's main steel markets stepped back in 2020, negatively affected by the impact of the COVID-19 pandemic on economic activity. A trough in steel demand during the second quarter, however, gave way to a steady recovery during the second half of the year, helped by a gradual rebuilt of inventories and certain shift in consumption patterns toward consumer durables and housing. Consequently, total steel shipments in 2020 were 11.4 million tons, down 1.2 million tons compared to 2019, mainly reflecting lower shipments of slabs to third parties and of finished steel in the Mexican market.

Shipments in Mexico, Ternium's main steel market, decreased 6% year-over-year to 5.9 million tons. The country's manufacturing industries gradually ramped up production during the second half of 2020, following a trough in the second quarter, and achieved pre-pandemic levels during the fourth quarter.

Ternium's shipments in the Southern Region reached 1.9 million tons in 2020, down 1% year-over-year. Activity in the construction and industrial sectors recovered during the second half of 2020, supported by increased demand of durable goods and construction materials in Argentina. This shift in consumption patterns led to a high level of shipments in the fourth quarter, above those prevailing before the COVID-19 outbreak.

In the Other Markets region, Ternium's finished steel shipments in 2020 were slightly down year-over-year with lower shipments in Colombia, due to the impact of the pandemic, and higher shipments in the U.S. market. During the second half of 2020, our slab facility in Brazil returned to full capacity from minimum utilization rates in April, and increased its integration with other Ternium's mills.

TERNIUM S.A.
Management’s Report

EBITDA per ton increased $12 year-over-year to $134, mainly reflecting lower purchased slab, raw material and energy costs, and the positive impact on costs of weak local currencies vis-a-vis the U.S. dollar, partially offset by lower revenue per ton and the negative impact on costs of lower mill utilization rates.

The Company’s consolidated net income in 2020 was $867.9 million on operating income of $1.1 billion. Operating income in 2020 included a $186.0 million non-cash gain related to the derecognition of a contingency on certain tax benefits at Ternium Brasil.

Net Sales
Net sales in 2020 were $8.7 billion, 14% lower than net sales in 2019. The following table outlines Ternium’s consolidated net sales for 2020 and 2019.

	Net Sales ($ million)			Shipments (thousand tons)			Revenue/Ton ($/ton)

	2020	2019	Dif.	2020	2019	Dif.	2020	2019	Dif.
Mexico	4,568.3	5,326.7	-14%	5,913	6,305	-6%	773	845	-9%
Southern Region	1,761.9	1,696.6	4%	1,924	1,938	-1%	916	875	5%
Other Markets	2,171.6	2,866.7	-24%	3,523	4,268	-17%	616	672	-8%
Total steel products	8,501.8	9,890.1	-14%	11,360	12,511	-9%	748	790	-5%

Other products (7)	177.7	296.1	-40%
Steel reporting segment	8,679.5	10,186.2	-15%

Mining reporting segment	390.5	364.0	7%	3,797	3,576	6%	103	102	1%

Intersegment eliminations	(334.6)	(357.4)
Net sales	8,735.4	10,192.8	-14%

(7) The item “Other products” primarily includes Ternium Brasil's and Ternium Mexico's electricity sales.

Cost of Sales
Cost of sales was $7.1 billion in 2020, a decrease of $1.4 billion compared to 2019. This was principally due to a $1.2 billion, or 18%, decrease in raw material and consumables used, mainly reflecting a 9% decrease in steel shipment volumes and lower purchased slabs, raw material and energy costs; and to a $186.9 million decrease in other costs, mainly including a $95.7 million decrease in maintenance expenses, a $65.6 million decrease in labor costs and a $38.4 million decrease in services and fees partially compensated by $18.3 increase in depreciation of property, plant and equipment.

Selling, General and Administrative (SG&A) Expenses
SG&A expenses in 2020 were $762.9 million, or 9% of net sales, a decrease of $134.6 million compared to SG&A expenses in 2019 mainly due to $45.1 million decrease in amortization of intangible assets, a $34.7 million decrease in services and fees and office expenses, a $22.6 million decrease in labor costs, a $22.0 million decrease in freight and transportation and a $6.9 million decrease in taxes.

Other Operating Income, Net
Other operating income in 2020 was $206.8 million, compared to other operating income of $21.7 million in 2019. Other operating income in 2020 included a $186.0 million non-cash gain related to the derecognition of a contingency on ICMS tax benefits at Ternium Brasil (imposto sobre circulação de mercadorias e prestação de serviços). For more information, see note 8 “Other operating income (expenses), net" and 24(i) (g) "Contingencies, commitments and restrictions on the distribution of profits” to our consolidated financial statements included in this consolidated management report.

Operating Income
Operating income in 2020 was $1.1 billion, or 12% of net sales, compared to operating income of $864.6 million, or 8% of net sales in 2019. The following table outlines Ternium’s operating income by segment for 2020 and 2019:

TERNIUM S.A.
Management’s Report

	Steel Segment		Mining Segment		Intersegment Eliminations		Total
$ million
	2020	2019	2020	2019	2020	2019	2020	2019

Net Sales	8,679.5	10,186.2	390.5	364.0	(334.6)	(357.4)	8,735.4	10,192.8
Cost of sales	(7,172.6)	(8,552.5)	(268.9)	(259.5)	341.6	359.6	(7,099.9)	(8,452.4)
SG&A expenses	(740.1)	(885.1)	(22.8)	(12.3)	—	—	(762.9)	(897.5)
Other operating income (expense), net	209.0	21.9	(2.1)	(0.3)	—	—	206.8	21.7
Operating income	975.8	770.5	96.7	91.9	7.0	2.2	1,079.5	864.6

EBITDA	1,370.6	1,383.2	146.9	140.3	7.0	2.2	1,524.5	1,525.7

Net Financial Results
Net financial results were a $22.3 million gain in 2020, mainly reflecting investment returns on Ternium's liquidity position. In 2019, net financial results were a loss of $99.0 million.

Equity in Results of Non-Consolidated Companies
Equity in results of non-consolidated companies was a gain of $57.6 million in 2020, compared to a gain of $61.0 million in 2019 mainly due to a lower result of Ternium's investment in Usiminas partially offset by a higher result of Ternium's investment in Techgen.

Income Tax Expense
Income tax expense in 2020 was $291.5 million or an effective tax rate of 25%, compared to $196.5 million in 2019, or an effective tax rate of 24%.
Net Income Attributable to Non-controlling Interest
Net gain attributable to non-controlling interest in 2020 was $89.4 million, higher than a net gain of $65.8 million in 2019 mainly reflecting improved results at Ternium Argentina.

Liquidity and Capital Resources
We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions and dividend payments. We hold money market investments, time deposits and variable-rate or fixed-rate securities. Our net financial indebtedness decreased in 2020, to $371.5 million at the end of 2020 from $1.5 billion at the end of 2019. The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

In $ million	For the year ended December 31,
	2020	2019

Net cash provided by operating activities	1,761.2	1,647.6
Net cash used in investing activities	(1,176.9)	(1,196.6)
Net cash used in financing activities	(506.3)	(150.5)
Increase in cash and cash equivalents	78.1	300.5
Effect of exchange rate changes	(60.2)	(31.1)
Cash and cash equivalents at the beginning of the year	520.0	250.5
Cash and cash equivalents at the end of the year	537.9	520.0

During 2020, Ternium’s primary source of funding was cash provided by operating activities. Cash and cash equivalents as of December 31, 2020 was $537.9 million, a $17.9 million increase from $520.0 million at the end of the previous year. In

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addition to cash and cash equivalents, as of December 31, 2020, we held other investments with maturity of more than three months for a total amount of $816.4 million, increasing $600.9 million compared to December 31, 2019.

Operating Activities
Net cash provided by operating activities in 2020 was $1.8 billion. Working capital decreased by $352.8 million in 2020 as a result of an aggregate $237.9 million increase in accounts payable and other liabilities and $156.5 million decrease in inventories, partially offset by an aggregate $41.6 million increase in trade and other receivables. The inventory value decrease in 2020 was due to a $88.7 million lower steel volume, a $39.8 million inventory value decrease in raw materials, supplies and other, and a $28.0 million lower cost of steel.

$ million	Change in inventory Dec´20 / Dec´19
	Price	Volume	Total

Finished steel goods	(1.1)	(63.0)	(64.1)
Steel goods in process	(26.9)	(25.7)	(52.6)
Total steel goods	(28.0)	(88.7)	(116.7)

Raw materials, supplies and allowances			(39.8)
Total inventory			(156.5)

Investing Activities
Net cash used in investing activities in 2020 was $1.2 billion, primarily attributable to capital expenditures of $560.0 million and an increase of $600.9 million in financial investments with maturities of more than three months. The main investments carried out during 2020 included those made for the new hot-rolling mill in Pesquería, Mexico, the capacity expansion of the pulverized coal injection system in our Rio de Janeiro unit in Brazil, and projects aimed at further improving environmental and safety conditions throughout our main facilities.

Financing Activities
Net cash used in financing activities was $506.3 million in 2020, primarily attributable to net repayment of borrowings of $464.1 million and financial lease payments of $42.1 million.

Principal Sources of Funding

Funding Policy
Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management, see note 28 “Financial risk management” to our consolidated financial statements included in this annual report.

Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and pay dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

Financial Liabilities
Our financial liabilities consist mainly of loans with financial institutions. As of December 31, 2020, these facilities were mainly denominated in U.S. dollars (97% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) decreased by $465.8 million in the year, from $2.2 billion as of December 31, 2019, to $1.7 billion as of December 31, 2020. As of December 2020, current borrowings were 23% of total borrowings, none of which corresponded to borrowings with related parties.

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Net financial debt (total financial debt less cash and cash equivalents plus other investments) decreased by $1.1 billion in 2020, from $1.5 billion as of December 31, 2019, to $371.5 million as of December 31, 2020. Net financial debt as of December 31, 2020 equaled 0.2 times 2020 EBITDA.

Ternium’s weighted average interest rate for 2020 was 1.4%, compared to a 2.9% average interest rate in 2019. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2020. Such rates do not include the effect of derivative financial instruments, nor fluctuations in the exchange rate between the instrument’s currencies and the U.S. dollar.

Most Significant Borrowings and Financial Commitments
Our most significant borrowings as of December 31, 2020, were those outstanding under Ternium Mexico’s 2018 syndicated loan facility, Ternium Brasil’s 2019 syndicated loan facility, Ternium Investments’ 2017 syndicated loan facility to finance the acquisition of Ternium Brasil and related transactions, and Tenigal’s 2012 syndicated loan facility.

$ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2020	Maturity
2012/2013	Tenigal	Syndicated loan	200	50	July 2022
September 2017	Ternium Investments	Syndicated loan	1,500	400	September 2022
June 2018	Ternium Mexico	Syndicated loan	1,000	500	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2020, we were in compliance with all covenants under our loan agreements. Our most significant financial commitments as of December 31, 2020, were the following:

- Two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks. Proceeds from the syndicated loan were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks for the construction of its facilities. As of December 31, 2020, the amount guaranteed was approximately $21.4 million.

- A corporate guarantee covering 48% of the outstanding value of transportation capacity agreements among Techgen, Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC, ending during the second half of 2036. As of December 31, 2020, the outstanding value of this commitment was approximately $221.8 million, and our exposure under the guarantee issued in connection with these agreements amounted to $106.5 million.

- A guarantee letter issued by Ternium Mexico covering up to approximately $62.5 million of the obligations of Techgen under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power S.A. de C.V. The amount of the guarantee equals the amount payable by Techgen in the event it decides to terminate the agreement prior to its expiration (and, accordingly, the guaranteed amount decreases progressively). The trading agreement was signed on May 25, 2018 and terminates on June 30, 2041.

- A guarantee letter issued by Ternium Mexico covering up to approximately $25 million of the obligations of Corporativo Empresarial GIMSA, S.A. de C.V., or GIMSA, under the natural gas trading agreement between GIMSA and BP Energía México, or BPEM. The credit line granted by BPEM in connection with this natural gas trading agreement amounted to approximately $25 million. As of December 31, 2020, the outstanding amount under the natural gas trading agreement was $9.5 million, which is lower than the amount of the guarantee letter issued by Ternium Mexico.

In addition, Ternium has various off-balance sheet commitments to purchase raw materials, energy (natural gas and electricity), supplies (air, oxygen, nitrogen and argon), production equipment and logistic services. Off-balance sheet commitments are discussed in note 24 (ii) to our consolidated financial statements included elsewhere in this annual report.

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For further information on our derivative financial instruments, financial leases, borrowings, commitments and financial risk management, see notes 21, 22, 23, 24 and 28 to our consolidated financial statements included in this annual report.
Recent Developments - Annual Dividend Proposal
On February 23, 2021, the Company’s board of directors proposed that an annual dividend of $0.21 per share ($2.10 per ADS), or approximately $412.2 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2021. If approved, the dividend will be paid on May 11, 2021.

Declared Dividends
$ per ADS
*Subject to approval by the Annual General Meeting of Shareholders to be held on May 3, 2021.

Research and Development Activities

Ternium’s business strategy is based on offering a complete range of value-added, high-end products, with an emphasis on creating and manufacturing increasingly sophisticated steel products for new applications and industries.

A Collaborative Approach to Product Research and Development
At Ternium, we carry out applied research efforts in different ways. We develop steel products through in-house programs, joint projects with leading industrial customers, joint efforts with recognized universities or research centers, and through our participation in international consortia. Ternium has identified synergies in collaborating with its customers in the early stages of their projects. Anticipating our customers' upcoming steel product requirements through our participation in joint development projects is key not only to build customer relationships but also to plan and develop new processes, which may sometimes require the adoption of new equipment and technology.

Ternium’s research programs are developed at its own facilities, complemented with the participation of a broad-based international network of industry consortia, universities and research laboratories. Ternium's research facilities include laboratories in Mexico, Brazil and Argentina, to test product performance and simulate production processes. Ternium has recently reinforced its research infrastructure with the incorporation of a new coking pilot plant in Argentina and the upgrade of a steel corrosion testing laboratory in Mexico. In addition, we have launched the construction of a new research and development center in Mexico. The new state-of-the-art facilities, expected to be inaugurated in 2021, will incorporate new equipment to test product performance. The ongoing pandemic has disrupted our collaboration with universities and research laboratories that used to involve over 50 institutions from both the public and private sectors. We expect to resume such efforts once the pandemic ends. The goal is to design and develop the best solutions to support an agenda aimed at achieving better and more sustainable steel. Research spans the entire production cycle, from primary steel making and metallurgy, to rolling and coating. Ternium is a member of WorldAutoSteel, an organization comprising some of the world’s major steel producers. Under the auspices of worldsteel, the group regularly updates the automotive industry on upcoming new steel capabilities available to meet their design and manufacturing requirements.

Ternium is engaged in several product development projects in partnership with industrial customers, and in-house projects as well. Ternium promotes the participation of university researchers and students from some of the world’s most prestigious institutions at projects' early stages. We engage universities in our research efforts in order to expand and further diversify Ternium’s research network and capabilities. This initiative fosters the development of fundamental knowledge and know-how

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at participating universities while enabling the optimization of Ternium’s in-house research resources. Approximately thirty undergraduate and postgraduate students pursuing degrees in engineering, materials science and metallurgy take part in the program.

Investing in New Equipment and Technologies
The inauguration of the Ternium Industrial Center in Pesquería, Mexico, in 2013, gave way to an intensive product development period. We broadened our product portfolio with sophisticated high-end steel products for the manufacturing industry, particularly automotive manufacturers. These developments were made possible with the addition of new production technologies to Ternium's industrial system at the Pesquería unit, such as cold-rolled steel and galvanized products that provide corrosion resistance to external vehicle parts.

The installation in 2015 of state-of-the-art cooling technology in the hot strip mill of Ternium's Churubusco unit in Mexico, has allowed developing and processing new advanced high-strength steel grades, including dual phase, ferrite-bainite, martensitic and complex phase grades. Based on these new capabilities, we have further widened Ternium's high-end product portfolio for customers in the automotive, metalmechanic, home appliance, oil & gas and electric motors industries.

More recently, with the inauguration of new galvanizing and painting lines in Ternium's Industrial Center in Pesquería in 2019, we widened our product portfolio for automotive and home-appliance manufactures, and other industrial sectors. In 2020, through Ternium's new steel bar and coil mill in Palmar de Varela, Colombia, we will soon be able to offer leading anti-seismic steel products for the Colombian construction sector, with improved resistance and toughness compared to those currently available in the market.

Next Steps

In 2021, Ternium expects to complete its new hot-rolling mill in its Pesquería unit in Mexico, which will enable us to expand Ternium's presence in Mexico with cutting edge new products and should allow us to substitute high-value-added steel imports targeting the demanding and innovative automotive industry, as well as the home appliance, machinery, energy and construction sectors. The new mill, combined with our service center and distribution capabilities in Mexico, will enable us to enhance customer service and reduce lead-times in the value chain.

This technological leap forward in the country's steel production capacity has been accompanied by additional product research and development capabilities to increase our range of product offering. Ternium will broaden its dimensional offerings with the most advanced steel grades to fulfill all industry requirements. The new high-end hot-rolling mill in Mexico was a logical next step after the acquisition of our slab facility in Brazil, which has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. Ternium's new hot-rolling mill will source high-end slabs from Ternium Brasil and from third parties.

With the completion of the new mill, the industrial center in Pesquería will reach an annual production capacity of 4.4 million tons of hot-rolled products, 1.6 million tons of cold-rolled products, 830,000 tons of hot-dipped galvanized products and 120,000 tons of pre-painted products.

Ternium is progressing with the ramp-up of its new steel bar and coil mill in Palmar de Varela, Colombia. With annual production capacity of 520,000 tons, the new steel bar and coil mill has increased our upstream integration in the country. The new mill will enable Ternium to expand its market share in Colombia's dynamic construction sector by offering an alternative to imports in the country's northern region. In addition, we expect to make progress with several projects aimed at improving environmental and safety conditions throughout Ternium's facilities. The Company has launched a new environmental investment plan to be developed in seven years, for an amount of approximately $460 million.

Uncertainties persist regarding the effects of the COVID-19 pandemic on economic activity, which may affect Ternium's markets and results of operations. For more information on the risks associated to the COVID-19 pandemic, see the section "Risk Factors" included in this annual report.

Roadmap to Decarbonization
Ternium has adopted a new decarbonization strategy with a medium-term target to reduce Ternium’s carbon dioxide emissions intensity rate by 20% in 2030, compared to its 2018 base rate of 1.7 tons of carbon dioxide per ton of steel. The company’s

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strategy to achieve this 2030 reduction target is based upon a multi-faceted approach, including the intensified use of renewable energy at our facilities, increasing the participation of scrap in the metallic mix, increasing carbon capture capacity at our DRI facilities in Mexico, partially replacing coking coal with charcoal at our operations in Brazil and Argentina, developing energy efficiency strategies and prioritizing lower specific-emission steelmaking technologies.

The Company will continue analyzing and developing measures to decarbonize its operations over the longer term, based upon current and emerging steel-making technologies, prospects for the availability of raw materials and other inputs, renewable energy and required infrastructure, and appropriate government regulations to promote fair trade, among other guiding factors.

The board of directors has nominated its Vice-Chairman, Mr. Daniel Agustín Novegil, to oversee, on a quarterly basis, Ternium’s climate change strategy.

Corporate Governance

Board of Directors
The Company’s corporate governance practices are governed by the Luxembourg law of August 10, 1915, on commercial companies, as amended (the Luxembourg Company Law), and the Company’s articles of association. Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one regulated market, the minimum number of directors must be five. The Company’s current board of directors is composed of eight directors. The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2020, the Company’s board of directors met nine times.

A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote. Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.

On June 5, 2020, the Company’s annual general shareholders’ meeting resolved to increase the number of directors from eight to nine; approved the re-election of the eight current board members, Mr. Ubaldo José Aguirre, Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Mr. Vincent Robert Gilles Decalf, Mr. Adrian Lajous Vargas, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca and Mr. Daniel Agustín Novegil, and appointed Ms. Gioia Ghezzi as new board member, each board member to hold office until the meeting that will be convened to decide on the 2020 accounts. The board of directors subsequently reappointed Paolo Rocca as its chairman, Daniel Novegil as its vice-chairman and Máximo Vedoya as chief executive officer of the Company.

Audit Committee
Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one regulated markets, the Company must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors, provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).

The audit committee of the Company’s board of directors currently consists of three members, Ubaldo José Aguirre, Adrián Lajous Vargas and Vincent Robert Gilles Decalf, who were appointed to the audit committee by the Company’s board of directors on June 5, 2020. All of them qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association. Mr. Decalf serves as chairman of the Audit Committee.

The Company’s audit committee operates under a charter that was amended and restated by the board of directors on February 20, 2018. The audit committee assists the board of directors in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements, including periodically reporting to the board of directors on its activity; and the

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adequacy of the Company’s systems of internal control over financial reporting. The audit committee is also responsible for making recommendations regarding the appointment, dismissal, compensation, retention and oversight of, and for assessing the independence of, the Company’s external auditors. The audit committee also performs other duties imposed by applicable laws, rules and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the Company’s board of directors. In addition, the audit committee is required by the Company’s articles of association and audit committee’s charter to review “Material Transactions” (as such term is defined by the Company’s articles of association and audit committee’s charter), to be entered into by the Company or its subsidiaries with “Related Parties,” as such term is defined by the Company’s articles of association (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company or through any other procedures as the board of directors may deem substantially equivalent to the foregoing), in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries.

The audit committee has the authority to conduct any investigation appropriate to the fulfillment of its responsibilities and has direct access to the Company’s external auditors as well as anyone in the Company and, subject to applicable laws and regulations, its subsidiaries. In addition, the audit committee may engage, at the Company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

Auditors
The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. Auditors are appointed by the general shareholders’ meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. The primary responsibility of the auditor is to audit the Company’s annual accounts and consolidated financial statements and to submit a report on each set of accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises) and approved by the Luxembourg Financial Sector Supervisory Commission (Commission de Surveillance du Secteur Financier).

The annual shareholders’ meeting held on June 5, 2020, re-appointed PwC Luxembourg as the Company’s independent approved statutory auditor for the fiscal year ended December 31, 2020. At the next annual general shareholders’ meeting scheduled to be held on May 3, 2021, it will be proposed that PwC Luxembourg be re-appointed as the Company’s independent approved statutory auditors for the fiscal year ending December 31, 2021.

Code of Ethics
The Company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all of our directors, officers and employees. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. In addition, the Company has adopted a code of ethics for financial officers, which is intended to supplement the Company’s code of conduct, and applies specifically to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions.

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Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on Ternium's business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.

Risks Relating to the Steel Industry

A downturn in global or regional economic activity would cause a reduction in worldwide or regional demand for steel and would have a material adverse effect on the steel industry and Ternium.

Steel demand is sensitive to trends in cyclical industries, such as the construction, automotive, appliance and machinery industries, which are significant markets for Ternium’s products and are also affected by national, regional or global economic conditions. A downturn in economic activity would reduce demand for steel products. This would have a negative effect on Ternium’s business and results of operations. A recession or depression affecting developed economies, or slower growth or recessionary conditions in emerging economies would exact a heavy toll on the steel industry and adversely affect our business and results of operations.

A novel strain of coronavirus (“COVID-19”) surfaced in China in December 2019, and subsequently spread to the rest of the world in early 2020. The rapid expansion of the virus, the surfacing of new strains of the SARS-CoV-2 virus in several countries, and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated an unprecedented worldwide crisis. Global activity levels started to improve during the second half of 2020; however, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and the vaccination programs yet in their early stages. Although restrictions imposed in connection with the COVID-19 pandemic have been lifted or relaxed in the countries where Ternium operates, it is currently not possible to predict whether such measures will be further relaxed, reinstated or made more stringent. We took prompt action to mitigate the impact of the crisis and to adapt our operations on a country-by-country basis to comply with applicable rules and requirements. Although such measures proved to be successful, if the virus continues to spread and new preventive measures are imposed in the future, our operations could again be affected and adversely impact our results. For further information, see the section "impact of the COVID-19 pandemic on our operations" in this annual report.

A protracted fall in steel prices would have a material adverse effect on the results of Ternium, as could price volatility.

Steel prices are volatile and are sensitive to trends in steel demand and raw material costs, such as steel scrap, iron ore and metallurgical coal costs. Historically, the length and nature of business cycles affecting steel demand and raw material costs have been unpredictable. For example, U.S. steel prices trended down during most of 2018 and 2019, after peaking during the first half of 2018, as a result of softer steel consumption, increased steel production and, in 2019, lower costs of steel scrap. Steel prices decreased further in 2020 during the early stages of the COVID-19 pandemic reflecting a depression in steel consumption. However, after an initial slump, steel prices increased steadily during the rest of 2020 and reached very high levels in the first quarter of 2021, as the speed of the recovery in steel production and in the production of steelmaking raw materials fell short of steel demand. A fall in steel prices could adversely affect Ternium’s operating results by means of lower revenues and could also lead to inventory write-downs.

Even if raw material costs were to accompany the decrease in steel prices, the resulting reduction in steel production costs would take several months to be reflected in Ternium's operating results as Ternium would first consume older inventories acquired prior to such raw material cost decrease. In addition, Ternium may be unable to recover, in whole or in part, increased costs of raw materials and energy through increased selling prices on its products, or it may take an extended period of time to do so.

Regional or worldwide excess steel production capacity may lead to unfair trade practices in the international steel markets and/or to intense competition, hampering Ternium’s ability to sustain adequate profitability.

In addition to economic cycles, the steel industry can also be affected by regional or worldwide production overcapacity. Historically, the steel industry has suffered, especially on downturn cycles, from substantial over-capacity. As a result of a slowdown in steel demand growth and a protracted increase in steel production capacity in the last decade, there are signs of over-capacity in all steel markets, particularly in China, which impacted the profitability of the steel industry and Ternium. Currently, global steel production capacity exceeds global steel demand, which has affected, and could affect again in the future, global steel prices. Moreover, there are several new steel making and steel processing facilities under construction or

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with announced construction both in Mexico and the United States, which could contribute to a significant increase in excess steel production capacity in North America in the coming years.

Excess steel production capacity may require several years to be absorbed by demand and, as a consequence, may contribute to an extended period of depressed margins and industry weakness. International trade of steel products conducted under unfair conditions increases particularly during downturn cycles and as a result of production over-capacity. Unfair trade practices may result in the imposition by some countries (that are significant producers and consumers of steel) of antidumping and countervailing duties or other trade measures, and may cause fluctuations in international steel trade. The imposition of such trade remedies or temporary tariffs on major steel exporters in significant steel producing countries could in turn exacerbate pressures in other markets, including those in which Ternium operates, as exporters target such other markets to compensate, at least partially, for the loss of business resulting from the imposition of trade remedies or tariffs.

China is the largest steel producing country in the world, accounting for approximately 60% of worldwide steel production, and Chinese exports of steel products, including exports to Europe, the United States and Mexico, were subject to the imposition of antidumping and countervailing duties and other trade measures. A decrease in steel consumption in China in the future, including as a result of new waves of COVID-19 infections, could stimulate aggressive Chinese steel export offers, exerting downward pressure on sales and margins of steel companies operating in other markets and regions, including those in which Ternium operates. Similarly, a downturn in global or regional economic activity could stimulate unfair steel trade practices and, accordingly, may adversely affect Ternium's business and results of operations.

Sales may fall as a result of fluctuations in industry inventory levels.

Inventory levels of steel products held by companies that purchase Ternium’s products can vary significantly from period to period. These fluctuations can temporarily affect the demand for, and price of, Ternium’s products, as customers draw from existing inventory during periods of low investment in construction and other industry sectors that purchase Ternium’s products and accumulate inventory during periods of high investment and, as a result, such companies may not purchase additional steel products or maintain their regular purchasing volume. Accordingly, Ternium may not be able to increase or maintain its levels of sales volumes or prices.

Intense competition could cause Ternium to lose its share in certain markets and adversely affect its revenues.

The market for Ternium’s steel products is highly competitive, particularly with respect to price, quality and service. In both global and regional markets, Ternium competes against other global and local producers of steel products, which in some cases have greater financial and operating resources, or direct and indirect governmental support. Competition from such steel producers could result in declining margins and reductions in shipments. Ternium’s competitors could use their resources in a variety of ways that may affect Ternium negatively, including by making additional acquisitions, implementing modernization programs, expanding their production capacity, investing more aggressively in product development, and displacing demand for Ternium’s products in certain markets. To the extent that these producers become more efficient, Ternium could confront stronger competition and could fail to preserve its current share of the relevant geographic or product markets. In addition, there has been a trend in the past toward steel industry consolidation among Ternium’s competitors, and current competitors in the steel market could become larger competitors in the future.

Moreover, Ternium and other steel makers compete against suppliers of alternative materials, including aluminum, wood, concrete, plastic and ceramics. In particular, certain customers, such as the automotive industry, are increasing their consumption of lighter-weight materials, such as aluminum, composites and carbon fiber, sometimes as a result of regulatory requirements. Competition from these alternative materials could adversely affect the demand for, and consequently the market prices of, certain steel products and, accordingly, could affect Ternium’s sales volumes and revenues.

Price fluctuations or shortages in the supply of raw materials, energy and other inputs could adversely affect Ternium’s profitability.

Like other manufacturers of steel-related products, Ternium’s operations require substantial amounts of raw materials, energy and other inputs from domestic and foreign suppliers. In particular, the Ternium companies consume large quantities of iron ore, metallurgical coal, slabs, scrap, ferroalloys, natural gas, electricity, oxygen and other gases in operating their blast and electric arc furnaces. The prices of these raw materials, energy and other inputs can be volatile. Also, the availability and price of a significant portion of such raw materials, energy and other inputs used in Ternium’s operations are subject to market

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Risk Factors

conditions, government regulations or other events affecting supply and demand, including wars, natural disasters and public health epidemics. For example, strong iron ore demand from Chinese steel producers coupled with certain supply restrictions, due to the COVID-19 pandemic and the wet season in Australia and Brazil among other factors, contributed to a recent surge in iron ore prices in the international markets. In Argentina, shortages of natural gas in the past resulted in supply restrictions that, if repeated in the future, could lead to higher costs of production or production cutbacks at Ternium’s facilities in Argentina. Extreme weather conditions in the southern United States and northern Mexico disrupted the stable provision of natural gas and energy in these markets, negatively affecting production in the first quarter of 2021 for approximately 80,000 tons. In addition, in the past, Ternium has usually been able to procure sufficient supplies of raw materials, energy and other inputs to meet its production needs; however, it could be unable to procure adequate supplies in the future. Any protracted interruption, discontinuation or other disruption of the supply of principal inputs to the Ternium companies (including as a result of strikes, lockouts, trade restrictions, accidents or natural disasters, worldwide price fluctuations, the availability and cost of transportation, global epidemics such as COVID-19 or other problems) would result in lost sales and would have a material adverse effect on Ternium’s business and results of operations.

Ternium depends on a limited number of key suppliers.

Ternium depends on certain key suppliers for their requirements of some of its principal inputs, including Vale for iron ore, BHP Billiton and Warrior for metallurgical coal and Carbo One for pulverized coal. In general, there is a trend in the industry towards consolidation among suppliers of iron ore and other raw materials. The Ternium companies have entered into long-term contracts for the supply of some (but not all) of their principal inputs and it is expected that they will maintain and, depending on the circumstances, renew these contracts. However, if any of the key suppliers fails to deliver or there is a failure to renew these contracts, the Ternium companies could face limited access to some raw materials, energy or other inputs, or higher costs and delays resulting from the need to obtain their input requirements from other suppliers.

Risks Relating To Ternium's Business

If Ternium does not successfully implement its business strategy, its opportunities for growth and its competitive position could be adversely affected.

Ternium plans to continue implementing its business strategy of enhancing its position as a competitive steel producer, focusing on higher margin value-added products, pursuing strategic growth opportunities, implementing Ternium’s best practices in acquired and new businesses, providing services to a wider range of customers in the local and export markets, improving utilization levels of its plants, increasing efficiency and further reducing production costs. For example, after the acquisition of a steel slab production plant in Rio de Janeiro, Brazil, Ternium began the construction of a hot-rolling mill in its facility in Pesquería, Mexico to integrate the Rio de Janeiro unit to its industrial system. Any of these components or Ternium’s business strategy could be delayed or abandoned or could cost more than anticipated, any of which could impact its competitive position and reduce its revenue and profitability. For example, Ternium could fail to develop its projects and/or to make acquisitions and/or integrate newly acquired businesses to increase its steel production capacity, or may lose market share in its regional markets. Even if Ternium successfully implements its business strategy, such strategy may not yield the desired goals.

Future acquisitions or other significant investments could have an adverse impact on Ternium’s operations or profits, and Ternium may not realize the benefits it expects from these business decisions.

A key element of Ternium’s business strategy is to identify and pursue growth-enhancing opportunities. As part of that strategy, Ternium regularly considers acquisitions, greenfield and brownfield projects and other significant investments. However, any growth project will depend on market and financing conditions. Ternium must necessarily base any assessment of potential acquisitions or other investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Furthermore, Ternium may fail to find suitable acquisition targets or fail to consummate its acquisitions under favorable conditions. Ternium grew through several acquisitions, particularly in Mexico. Ternium’s most recent acquisition was that of Ternium Brasil, a Brazilian steel slab producer, in 2017. Ternium also formed, together with Nippon Steel Corporation, or NSC, Tenigal, a company that manufactures and sells hot-dip galvanized and galvannealed steel sheets for the Mexican automotive market. In 2012, Ternium acquired a participation in the control group of Usiminas, the largest flat steel producer in Brazil, and in 2014 and 2016, Ternium significantly increased its equity investment in Usiminas.

Ternium's acquisitions or other investments may not perform in accordance with its expectations and could have an adverse impact on its operations and profits. Furthermore, Ternium may be unable to successfully integrate any acquired businesses into

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Risk Factors

its operations, realize expected synergies or accomplish the business objectives that were foreseen at the time of deciding any such investment. Moreover, Ternium may also acquire, as part of future acquisitions, assets unrelated to its business, and it may not be able to integrate them or sell them under favorable terms and conditions. These risks, and the fact that the integration of any acquired businesses would require a significant amount of time and resources from Ternium’s management and employees, could have an adverse impact on Ternium’s ongoing business and a material adverse effect on its business, financial condition and results of operations.

Ternium may be required to record a significant charge to earnings if it must reassess its goodwill, other amortizable intangible assets, or investments in non-consolidated companies.

In accordance with IFRS, management must test for impairment all of Ternium’s assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets and investments in non-consolidated companies. In addition, management must test for impairment goodwill at least once a year whether or not there are indicators of impairment. IFRS requires Ternium to recognize a non-cash charge in an amount equal to any impairment.

As of December 31, 2020, goodwill in connection with the Company's Mexican subsidiaries amounted to $662.3 million and the carrying value of our investment in non-consolidated companies, mainly related to its investment in Usiminas, amounted to $471.3 million. If Ternium’s management determines in the future that the goodwill from its acquisitions or its investments in non-consolidated companies are impaired, Ternium will be required to recognize a non-cash charge against earnings, which could materially adversely affect Ternium’s results of operations and net worth.

If Usiminas is not able to successfully implement its business strategy, or if the business conditions in Brazil or in the global steel and mining industries were to be worse than expected, the Company may be required to record a significant charge to earnings in the form of a further impairment of its investment in Usiminas, which could have a material adverse effect on Ternium’s results, financial condition or net worth.

Since 2012, Ternium is a member of the control group of Usiminas, the largest flat steel producer in Brazil. In 2014, a conflict arose within the Usiminas control group and its board with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and the company’s strategy. Such conflict was resolved by an agreement between Ternium, NSC and Usiminas’ employee pension fund (Previdência Usiminas, formerly known as Caixa do Empregados do Usiminas), providing for new governance rules for Usiminas. Under the new Usiminas shareholders’ agreement, no control group member can, without the consent of other shareholder group or groups, implement any change to Usiminas’ strategy or business practices. If the parties fail to reach consensus, changes at Usiminas that may be necessary to achieve sustainable profitability may not take place or may fail to be implemented.

The Company reviews periodically the recoverability of its investment in Usiminas, and as of December 31, 2012, September 30, 2014, and December 31, 2015, Ternium wrote down its investment in Usiminas by $275.3 million, $739.8 million and $191.9 million, respectively. As of December 31, 2020, the carrying value of Ternium’s investment in Usiminas was $422.9 million and Ternium’s ownership stake had a market value of approximately $756.3 million. The Company reviews the economic policies of Brazil and market expectations relating to the BRL/$ exchange rate on an ongoing basis and will continue to evaluate their impact on the drivers used to calculate the value in use of Ternium’s investment in Usiminas. These matters could lead to further changes in the carrying value of Ternium’s investment in Usiminas, either through currency translation adjustments, impairment charges or recoveries of impairment charges. Any further write-downs to Ternium’s investment in Usiminas could have a material adverse effect on Ternium’s results of operations or net worth.

If Ternium does not comply with laws and regulations designed to combat governmental corruption in countries in which it sells its products, Ternium could become subject to fines, penalties or other sanctions and its sales and profitability could suffer.

Ternium conducts business in certain countries known to experience governmental corruption. Although Ternium is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public

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Risk Factors

Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and other anti-corruption laws adopted by the main countries in which Ternium operates (including Argentina, Mexico and Brazil), which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives.

Labor disputes at Ternium’s operating subsidiaries could result in work stoppages and disruptions to Ternium’s operations.

A substantial majority of Ternium’s employees at its manufacturing subsidiaries are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to or during the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or, occasionally, during other periods for other reasons. Ternium could also suffer plant stoppages or strikes if it were to implement cost reduction plans. From time to time, Ternium takes measures in order to become more competitive; none of the measures taken in the past have resulted in significant labor unrest. However, Ternium cannot assure that this situation will remain stable or that future measures will not result in labor actions against Ternium companies. Any future stoppage, strike, disruption of operations or new collective bargaining agreements could result in lost sales and could increase Ternium’s costs, thereby affecting its results of operations.

Changes in exchange rates or any limitation in the ability of the Ternium companies, including associates, to hedge against exchange rate fluctuations could adversely affect Ternium’s business and results.

The operations of the Ternium companies expose them to the effects of changes in foreign currency exchange rates and changes in foreign exchange regulations. A significant portion of Ternium’s sales is carried out in currencies other than the U.S. dollar. As a result of this foreign currency exposure, exchange rate fluctuations impact the Ternium companies’ results and net worth as reported in their income statements, statements of comprehensive income and statements of financial position in the form of both translation risk and transaction risk. In the ordinary course of business, the Ternium companies may see fit to enter from time to time into exchange rate derivatives agreements to manage their exposure to exchange rate changes. Future regulatory or financial restrictions in the countries where Ternium operates may reduce its ability to manage its exposure to exchange rate fluctuations, and thus could cause an adverse impact on Ternium’s results of operations, financial condition or cash flows.

Cyberattacks could have a material adverse impact on Ternium's business and results of operation.

Ternium relies heavily on information systems to conduct its business. Although Ternium devotes significant resources to protect its systems and data, from time to time it experiences varying degrees of cyber incidents in the normal conduct of its business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within Ternium's control, such as fraud or malice from third parties, including fraud involving business email, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to its property or assets. Cyber-attack attempts, such as ransomware, phishing, spoofing and whaling, increased in 2020 in the context of the COVID-19 pandemic, due to a significant expansion of remote work practices among Ternium’s employees, its customers and suppliers. In this context, we deployed additional controls to upgrade monitoring, detection and response capabilities against hacking, malware infection, cybersecurity compromise and other risks. For example, in September 2020, we detected a cyber-attack attempt, aimed at encrypting our data, by intruders who tried to exploit a vulnerability in a device that allows remote access to certain users. The prevention systems detected this attempt, and we took prompt action to block the intruders before they could infect our servers. Ternium’s operations were not affected and no information was compromised. Although the actions adopted proved to be successful in stopping the attempted attack, had the attack been successful, it would have probably resulted in ransomware and could have disrupted our operations. Following this cyber-attack attempt, we reinforced our cybersecurity protection system by strengthening internal network segmentation, restricting access to systems by user, upgrading intrusion detection tools and antivirus software, reviewing and adjusting system updating processes, shielding passwords for accounts with privileged access to certain Microsoft Windows platforms, enhancing monitoring tools, and launching an awareness campaign on cybersecurity incidents.

Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems that Ternium has designed to prevent or limit the effects of cyber incidents or attacks and the mitigation actions adopted in connection with such attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse impact on its systems when such incidents or attacks do occur. While Ternium attempts to mitigate these risks, it remains vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of its systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks.

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Risk Factors

Extreme weather conditions may adversely impact Ternium’s business.

Extreme weather events, such as hurricanes, cyclones, droughts, floods and fires could affect businesses’ operations, workforce, markets, infrastructure, raw materials and assets. For example, during 2020, iron ore supplies to our operations in Argentina from Brazil's iron ore mines in the Pantanal Region (Mato Grosso do Sul state), which are barged down the Paraguay and Paraná rivers, were disrupted as this waterway achieved one of its lowest stage on record, forcing Ternium Argentina to procure iron ore from alternative sources at higher costs. In addition, during the first quarter of 2021, the provision of natural gas and energy to our operations in Mexico were disrupted by extreme weather conditions in the southern United States and northern Mexico, negatively affecting steel production in the first quarter of 2021 for approximately 80,000 tons. The communities surrounding our main production sites in Argentina, Brazil and Mexico are vulnerable to flooding due to extreme weather events, which could lead to the evacuation of personnel, disruption of our operations and activities or curtailment in our supply chain, resulting in losses and remediation costs, thus negatively affecting our financial condition. In addition, impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from intense rainfall, freeze, and hurricane-strength winds could damage our facilities or disrupt our operations.

Risks Relating To Ternium's Mining Activities

Ternium has equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. Ternium's mining activities are subject to the following risks:

Operational accidents and unexpected natural catastrophes may damage the environment, destroy properties and affect production or cause injuries and death, which would adversely impact Ternium's operations and profitability, and result in material liabilities.

Ternium carries out extractive, processing and logistical operations, including tailings dams, in many geographic locations. Liabilities associated with Ternium's mining activities include those resulting from tailings and sludge disposal, effluent management, iron ore pulp and fines transportation, and rehabilitation of land disturbed during the mining processes. Ternium's operations involve the use, handling, storage, discharge and disposal into the environment of hazardous substances and the use of natural resources. The iron ore mining industry is generally subject to significant risks and hazards, including environmental pollution, such as spilling or emissions of polluting substances or other hazardous materials; operational incidents, such as open-cut pit wall failures, rock falls, tailings dam breaches or incidents from the storage, transportation or use of explosives; transportation incidents, involving mobile equipment or machinery, slurry pipes and cable transportation; and may also be subject to unexpected natural catastrophes. This could result in environmental damage, damage to or destruction of properties and facilities, personal injury or death, and delays in production. For example, in January 2019, a tailings dam at Vale’s Córrego do Feijão mine in Brumadinho, Brazil, collapsed, releasing a mudflow that resulted in hundreds of people dead or missing and the collapse in 2015 of the Samarco dam, operated by Vale and BHP, resulted in the death of 19 people. Ternium operates mines with tailings dams in Mexico and could become subject to liabilities arising from similar incidents in the future. Over time, Ternium has conducted stability studies of its tailings dams, with the help of consultant companies, using increasingly strict standards for seismic areas and, as a result, has been carrying out several investment projects to reinforce certain dams and has to carry out several more, some of which are in the process of obtaining approval from environmental authorities. Although Ternium believes that, once completed, ongoing and planned investment projects will further mitigate the risk of incidents, it cannot guarantee that failures or breaches will not occur prior to or after the completion of reinforcement works.

Ternium may also be subject to claims under federal and local laws and regulations for toxic torts, natural resource damages and other damages, as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Claims for damages and reclamation may arise out of current or former conditions at sites that Ternium owns, leases or operates or at inactive sites that Ternium currently owns, leased-land sites and third-party waste disposal sites. Ternium may be held responsible for other sites in the future. Ternium also could be subject to litigation for alleged bodily injuries arising from claimed exposure to hazardous substances allegedly used, released, or disposed of by Ternium. Environmental damages caused by Ternium's operations may result in costs and liabilities that could materially and adversely affect margins, cash flow and profitability. Third-party claims based on environmental or physical damages may exceed the limit of liability of the insurance policies we could have in place.

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Risk Factors

Required governmental concessions could be subject to changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium's mining activities and operating costs.

Ternium's mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Amendments to applicable laws and regulations in Mexico may change the terms pursuant to which Ternium is required to pursue exploration, mining and ore processing activities. Selected mining technologies, new taxes and/or royalties may be imposed on mining activities, leading to unexpected capital expenditures and higher costs.

Iron ore exploration and exploitation concessions as well as water concessions may be revoked if the competent government authorities determine that Ternium does not comply with its obligations under the respective concession terms and agreements. Furthermore, in order to explore or exploit mines, it is necessary to obtain the right of use and occupancy of the land where the mines are situated. Even though government regulations frequently establish provisions intended to facilitate the establishment of such rights, in some cases it may be difficult to reach and maintain agreements with the landowners or such agreements may be excessively onerous. If Ternium is unable to establish use and occupancy rights on acceptable terms, its mining activities may be compromised. In addition, Ternium’s iron ore mining subsidiaries need to obtain, in the normal course of business, permits for the preparation of new iron ore bodies at the mines and for the expansion of tailings deposit capacity. If Ternium is unable to obtain such permits on a timely basis, it may need to alter its mining and/or production plans, which could lead to unexpected capital expenditures and higher costs.

Ternium's reserve estimates may differ materially from actually recoverable mineral quantities, or its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine in the future or cause Ternium to revise its reserve estimates.

Ternium’s reserves are estimated quantities of ore that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond Ternium's control. Reserve calculations involve estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Reserve estimates also depend on assumptions relating to the economic viability of extraction, which are established through the application of a life of mine plan for each operation or project providing a positive net present value on a forward-looking basis, using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. These forecasts and projections involve assumptions and estimations that, although Ternium believes are reasonable at the time of estimating its reserves, may change in the future and may fail to anticipate geological, environmental or other factors or events that could make it difficult or unprofitable to mine certain ore deposits.

In addition, Ternium's reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. As a result, no assurance can be given that the indicated amount of ore will be recovered from Ternium's reserves, or that it will be recovered at the anticipated rates, or that extracted ore will be converted into saleable production over the mine life at levels consistent with its reserve estimates. Reserve estimates may vary from those included in this annual report, and results of mining and production subsequent to the date of an estimate may lead to future revisions of estimates. Estimates of mine life may require revisions based on actual production figures, changes in reserve estimates and other factors. For example, fluctuations in the market prices of minerals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors could affect Ternium's mine life projections. To the extent that market price fluctuations or changes in its operating and capital costs increase its costs to explore, locate, extract and process iron ore, Ternium may be required to lower its reserve estimates if certain ore reserves become uneconomical to mine in the future.

Ternium's exploration activities are subject to uncertainties as to the results of such exploration; even if the exploration activities lead to the discovery of ore deposits, the effective exploitation of such deposits remains subject to several risks.

Exploration activities are highly speculative, involve substantial risks and may be unproductive. Ternium may incur substantial costs for exploration which do not yield the expected results. The failure to find sufficient and adequate reserves could adversely affect Ternium's business. In addition, even if ore deposits are discovered, the ability to pursue exploitation activities

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Risk Factors

may be delayed for a long time during which market conditions may vary. Significant resources and time need to be invested in order to establish ore resources through exploration, define the appropriate processes that shall be undertaken, obtain environmental licenses, concessions and permits (including water usage permits), acquire land, build the necessary facilities and infrastructure for greenfield projects and obtain the ore or extract the metals from the ore. If a project does not turn out to be economically feasible by the time Ternium is able to exploit it, Ternium may incur substantial write-offs.

Inability to complete investment projects required to maintain iron ore and pellets production rates over time could increase Ternium’s steel production costs.

Mining requires continuous investment to sustain production rates. Such investments require, among other things, the design of the project, the awarding of environmental permits and the successful execution of civil works. If Ternium fails to timely carry out the investment projects required to maintain iron ore and pellets production rates over time, including tailing dams, Ternium could have to substitute internally produced iron ore with third party purchases, with a consequent increase in steel production costs.

Ternium's expected costs and capital expenditure requirements for exploration, exploitation or restoration activities may vary significantly and affect its financial condition and expected results of operations.

Ternium may be subject to increased costs or delays relating to the acquisition of adequate equipment for the exploration and exploitation of ore deposits, or restoration of exhausted mines. Moreover, Ternium may face increasing costs or capital expenditure requirements related to several factors, including changes in environmental regulations, diminished iron ore reserve grades, deeper pits and operational sections of its mines, iron ore deposits within the pit area that are more difficult to locate or extract, additional maintenance works in dams and ponds, and increased energy supply requirements that may be difficult to obtain. Adverse mining conditions and other situations related to the operation of the mine and related facilities during their life cycle, whether permanent or temporary, may lead to a significant increase in projected capital expenditures and costs, as well as affect Ternium's ability to produce the expected quantities of mineral. If this occurs, Ternium's financial condition and expected results of operations may also be negatively affected.

Difficulties in relationships with local communities may adversely affect Ternium's mining activities and results of operations.

Communities or individuals living or owning land near areas where Ternium operates may take actions to oppose and interfere with its mining activities. Even if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt Ternium operations or iron ore transportation, or legal proceedings to suspend mining activity. Although Ternium makes significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities) may hamper Ternium's ability to conduct its mining activities as planned, request the government to revoke or cancel its concessions or environmental or other permits, prevent Ternium from fulfilling agreements reached with the government, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting Ternium's business and results of operations.

In the past, Ternium faced actions by certain native or local Mexican communities demanding higher compensation or other benefits, or seeking to stop Ternium's activities. Although attempted legal actions against Ternium did not succeed, Mexican legislation affords judges the power to preemptively suspend environmental or other permits or concessions and take certain other measures to protect the ejidos (land jointly owned by native communities) until the claim is resolved. An adverse legal decision suspending or cancelling permits, or the illegal occupation of facilities, could adversely impact Ternium's mining activities and results of operations.

Risks Relating To The Structure Of The Company

The Company’s dividend payments depend on the results of operations and financial condition of its subsidiaries and could be affected by legal, contractual or other limitations or tax changes.

The Company is a holding company and conducts all its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs.

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Risk Factors

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the transfer of money to offshore accounts or the payment of dividends, and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends.

The Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. In addition, the Company’s dividend distributions (which are currently imputed to a special tax reserve and are therefore not subject to Luxembourg withholding tax) may be subject to Luxembourg withholding tax if current Luxembourg tax law were to change.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of the date of this annual report, San Faustin beneficially owned 62.02% of Ternium's outstanding voting shares and Tenaris, which is also controlled by San Faustin, held 11.46% of Ternium's outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, holds voting rights in San Faustin sufficient in number to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will of other shareholders. In addition, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company.

Non-controlling interests in the Company's subsidiaries could delay or prevent us from completing our strategy.

The Company does not own 100% of the interests in certain of the Company's subsidiaries. As of February 26, 2021, 26.03% of Ternium Argentina was held by Administración Nacional de la Seguridad Social, or ANSeS, Argentina’s governmental social security agency, and 11.48% was publicly held. ANSeS became a significant shareholder of Ternium Argentina in the last quarter of 2008 as a result of the nationalization of Argentina’s private pension system, which caused assets under administration of Argentina’s private pension funds-including significant interests in publicly traded companies, such as Ternium Argentina, held by such funds-to be transferred to ANSeS. In addition, Ternium holds a 51% ownership interest in Tenigal, and NSC holds the remaining 49%. Ternium also has a participation in the control group of Usiminas. The existence of non-controlling interests in these companies could prevent Ternium from taking actions that, while beneficial to Ternium, might not be beneficial to each relevant subsidiary, considered separately. As a result, the Company could be delayed or prevented from completing the Company's strategy or fully maximizing Ternium’s competitive strengths.

Risks Relating To The Countries In Which Ternium Operates

Negative economic, political, social and regulatory developments in certain markets where Ternium has a significant portion of its operations and assets could hurt Ternium’s shipment volumes or prices, increase its costs or disrupt its manufacturing operations, thereby adversely affecting its results of operations and financial condition.

The results of Ternium’s operations are subject to the risks of doing business in emerging markets, principally in Mexico, Brazil and Argentina and to a lesser extent in Colombia, and have been, and could in the future be, affected from time to time to varying degrees by economic, political, social, and regulatory developments, such as nationalization, expropriation or forced divestiture of assets; restrictions on production, domestic sales, imports and exports; travel or trade bans; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency; inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; or other events, including wars and other international conflicts, natural disasters and public health epidemics (such as COVID-19); civil unrest and local security concerns that threaten the safe operation of its facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denial of governmental approvals. Both the likelihood of such occurrences and

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Risk Factors

their overall effect upon Ternium vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of Ternium’s subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Ternium as a whole.

Mexico

Ternium has significant manufacturing operations and assets located in Mexico and a majority of its sales are made to customers in this country. The majority of Ternium’s revenues from its Mexican operations, therefore, are related to market conditions in Mexico and to changes in its economic activity. Ternium’s business could be materially and adversely affected by economic, political and regulatory developments in Mexico.

Political, economic and social conditions and government policies in Mexico could negatively impact Ternium’s business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States and could be affected by changes in the terms of trade. In addition, actions and policies that could be adopted by the Mexican federal government concerning the economy could have a significant impact on market conditions affecting Ternium’s operations in Mexico. If problems such as deterioration in Mexico’s economic conditions re-emerge (for example, as a result of lower revenues due to a decline in the price of oil) or there is a future re-emergence of social instability, political unrest, reduction in government spending or other adverse social or political developments, foreign exchange and financial markets may exhibit continued volatility, which, depending on its severity and duration, could adversely affect the business, results of operations, financial condition or liquidity of Ternium. Moreover, adverse economic conditions in Mexico could result in, among other things, higher interest rates coupled with reduced opportunities for refunding or refinancing, reduced domestic consumption of Ternium’s products, decreased operating results and delays in the completion of ongoing and future capital expenditures.

Regulatory changes in Mexico could adversely impact Ternium's results of operations and net results.

In the past, Mexico went through various economic and labor reforms such as new labor regulations introduced in 2012 and a comprehensive tax reform adopted in 2014, which, resulted in a deferred tax loss of $22.3 million in Ternium’s 2013 results. More recently, in March 2021, the Mexican Congress approved a new law that significantly reforms the energy market in Mexico. Among other changes, the new law grants priority to Mexico's state-owned electric power generation and distribution company (CFE) over its competitors in the supply of electric power to the Mexican market and mandates a revision of power generation and transaction agreements between CFE and independent electric power suppliers. The Law, which must still be regulated by the competent authorities, will probably be challenged in court by affected players. At this stage, Ternium cannot fully assess the effects of the energy market reform on its operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of Ternium’s businesses in Mexico. Any additional new changes to Mexican regulations could adversely impact Ternium’s results of operations and net results.

Violence and crime in Mexico could negatively impact Ternium’s business and operations.

In recent years, there has been a significant increase of violent crimes in Mexico, including the Monterrey area in Nuevo León, where Ternium's main facilities are located, and Michoacán, where some of Ternium's mining facilities are placed. Security issues could affect Ternium's day-to-day operations and could also result in an economic slowdown, reducing domestic demand for its products and thereby having an adverse effect on Ternium's business. A deterioration of the security situation could result in significant obstacles or additional costs to the implementation of growth plans in Mexico, including delays in the completion of capital expenditures.

Unexpected changes in trade rules with the United States could adversely impact Ternium's results of operations and net results.

The United States-Mexico-Canada Agreement, or USMCA, became effective in July 2020 replacing the North American Free Trade Agreement (NAFTA). In addition, during 2019 Mexico and the United States agreed to waive a 25% tariff on steel products exported to the United States, which had been imposed during 2018, subject to an agreed premise of continuous monitoring for surges in steel imports and transshipment of non- USMCA material into the United States. Furthermore, in 2019

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Risk Factors

the United States, Mexico and Canada agreed to modify the definition of "North American steel" (with such amendment becoming effective in July 2027), for purposes of vehicles being awarded preferential treatment under USMCA, restricting the defined term to steel melted and poured within the three countries. Uncertainties about potential new trade conflicts could adversely affect the investment climate and economic activity in Mexico. Moreover, amendments to, or the termination of current terms of trade could adversely and materially affect Ternium’s shipments, results of operations and net worth.

Brazil

Ternium has significant manufacturing operations and assets located in Rio de Janeiro, Brazil, and some of its sales are made in Brazil. Ternium Brasil’s profitability could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Brazil.

Changing economic policies and political conditions in Brazil, which on several occasions in the past resulted in economic uncertainties and recession, may occur in the future, thereby adversely affecting Ternium's business, financial condition and results.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the country’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved hikes in interest rates, wage and price controls, foreign exchange controls and devaluation, freezing of bank accounts, capital controls and restrictions on imports. If repeated in the future, such governmental policies may adversely affect Ternium's results of operations. The Brazilian government’s policies may also result in increases in tax payments or tariffs, which could adversely affect industry profitability. For example, the Brazilian congress is discussing major changes to the Brazilian tax regime, which, among other things, would replace current federal, state and municipal taxes levied on the trade of good and services with a single national value added tax. Ternium cannot predict whether, if approved, the new tax regime would result in a net tax burden increase for its operations. Any increase in the applicable tax burden or tariffs may make it more difficult for Ternium to maintain its projected cash flow and profitability. The Brazilian economy has been affected by inflation, energy shortages, illiquid lending markets and other political, diplomatic, social and economic developments. Uncertainty over whether the Brazilian government will change policies or regulations affecting these or other factors may contribute to economic instability in Brazil. Ternium's business and results of operations in Brazil could be adversely affected by rapidly changing economic conditions in Brazil or by the Brazilian government’s policy response to such conditions.

Political instability could adversely affect Ternium's business, financial condition and results.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected public and investor confidence, which resulted in economic deceleration. Brazil has experienced heightened economic and political instability derived from various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation, which has had a negative impact on the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil. Ternium cannot predict whether a new political crisis will arise in the future nor its effect on the Brazilian economy and, consequently, on the results of operations and financial conditions of Ternium’s businesses in Brazil.

Inflation may undermine economic growth in Brazil and impact Ternium's costs, thereby adversely affecting its results of operations and financial position.

High levels of inflation have in the past undermined the Brazilian economy and the government’s ability to stimulate economic growth. Although consumer price inflation in Brazil has been moderate in recent years, if inflation were to increase again in the future, Ternium's results of operations and financial position could be negatively impacted, as BRL-denominated costs (mainly labor-related costs) at Ternium Brasil increase, thereby affecting Ternium's cost-competitiveness. Inflationary pressures may also lead to the imposition of additional government policies to combat inflation and hinder access to Brazilian capital markets, which could adversely affect Ternium's business and ability to finance operations and capital expenditures, making it impossible to estimate with reasonable certainty future results of operations of Ternium Brasil.

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Risk Factors

Argentina

A significant portion of Ternium's sales are made in Argentina through its subsidiary, Ternium Argentina. Most of Ternium Argentinas’s sales revenue is affected by market conditions in Argentina and changes in Argentina’s gross domestic product, or GDP, and per capita disposable income. Accordingly, Ternium Argentina’s business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina.

Economic and political instability in Argentina, which on several occasions resulted in economic uncertainties and recession, may adversely affect Ternium's business, financial condition and results.

Ternium's business and results of operations in Argentina depend on macroeconomic conditions, among other factors. Steel shipments to the Argentine domestic market were severely affected in different opportunities over the last decades. This happened with the 2008-2009 downturn in the global economy, in 2016 when the country faced a significant rebalancing of the economy’s relative prices, in 2018-2019 as the economy was affected by a severe downturn resulting from financial market volatility, high interest rates and heightened political uncertainty during the presidential election process, and in 2020 as the economy was affected by the COVID-19 outbreak.

Over the past years, the Argentine economy has been affected and capital investment has declined significantly due to, among other factors, political, economic and financial uncertainties as well as government intervention in, or limitations to, the conduct of business in the private sector and other government measures affecting investor confidence.

The Argentine economy is currently facing significant challenges, including an economic recession that has been exacerbated by the impact of the COVID-19 pandemic and a lockdown and other containment measures, high and unpredictable inflation rates and a high fiscal deficit. An unpredictable development of the COVID-19 pandemic, as well as the measures to contain it, high inflation rates and a high fiscal deficit may affect growth and may cause a drop in demand for Ternium Argentina’s products in the domestic market.

In addition, Argentina is currently undergoing a sovereign debt restructuring process with the International Monetary Fund, or IMF, whose outcome is uncertain. Failure to achieve a successful debt restructuring with the IMF could further adversely affect the country's economy and lessened financial sources could impair Argentina's ability to foster economic growth.

Ternium's business and results of operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

Inflation may undermine economic growth in Argentina and impact Ternium's costs, thereby adversely affecting its results of operations and financial position.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Consumer price inflation in Argentina, as reported by INDEC, the Argentine statistics and census bureau, was 36.1% in 2020, 53.8% in 2019 and 47.6% in 2018. Sustained high inflation in Argentina negatively impacts Ternium's results of operations and financial position, as ARS-denominated costs (mainly labor-related costs) at Ternium Argentina increase, thereby affecting cost-competitiveness and margins. A high inflation economy could undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Ternium Argentina could be affected in the future.

The Argentine government has increased taxes on Argentine companies and could further increase the fiscal burden in the future, which could adversely affect Ternium's results of operations, net results and financial condition.

Since 2018, Argentine companies are allowed to make inflation adjustments on the value of inventories for tax purposes as long as consumer price inflation surpasses certain threshold (a 36-month cumulative inflation rate of 100% up to the close of the relevant fiscal year). As a result of the significant devaluation of the Argentine peso against the U.S. dollar and high inflation rates over the last decade, the real value that Ternium Argentina was permitted to deduct as depreciation for investments in plant, property and equipment and as cost of sales, has materially decreased, thus creating artificial gains for tax purposes which resulted in effective tax rates that are higher than statutory tax rates. In addition, provincial taxes on Ternium Argentina’s sales have increased over the last years. During September 2018, the Argentine government suspended tax rebates and imposed a

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Risk Factors

new general tax on exports of goods. The initial tax rate was 5% with a cap of ARS3 per each U.S. dollar worth of exports, but for the year 2021 this was changed to 3% with no cap. A 2017 tax bill that would have gradually decreased the tax burden on Argentine corporations over a five-year period was suspended for the fiscal years 2020 and 2021. Ternium cannot predict whether any new tax regime or future fiscal reform may result in a net tax burden increase for its operations. If the tax burden on Ternium Argentina’s operations or its shareholders is increased again in the future, Ternium’s results of operations, net results and financial condition could be adversely affected.

Argentine exchange controls could prevent Ternium from paying dividends or other amounts from cash generated by Ternium Argentina’s operations.

In the past, the Argentine authorities took several measures to reduce volatility of the ARS/$ exchange rate, and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. Certain foreign exchange restrictions that had been gradually lifted in December 2015 were reinstated in 2019. The Argentine government tightened controls on the flows of capital by requiring Argentine companies to repatriate export proceeds from sales of goods and services, restricting the purchase of foreign currency for saving purposes, and limiting or conditioning the ability of Argentine companies to access the Argentine foreign exchange market either to purchase foreign currency or to transfer funds abroad (including for the purchase of goods and payment of services and royalties, principal and interest on foreign debt, and dividends). As a result, Ternium Argentina is currently required to repatriate to Argentina all export proceeds (including U.S. dollars received through advance payment and pre-financing facilities) and convert such proceeds into Argentine pesos within the deadlines set forth by applicable central bank regulations. With limited exceptions, prior approval from the Argentine central bank is required to purchase foreign currency for payment of dividends to foreign shareholders and for other payments to affiliates or third parties abroad. Throughout 2020, the Argentine central bank has increased foreign exchange restrictions aimed at limiting the purchase of foreign currency. There is no assurance that the Argentine central bank or other Argentine authority will not tighten exchange controls or impose new foreign exchange restrictions in the future. The existing controls and restrictions, and any others that may be imposed in the future, could expose Ternium to losses resulting from fluctuations in the exchange rate, affect Ternium’s ability to finance its investments and operations in Argentina and impair Ternium Argentina’s ability to make payments to foreign creditors, pay dividends abroad, or fund investments or other activities offshore. Restrictions on the import of key steelmaking inputs for Ternium Argentina’s operations could adversely affect its production and revenues and negatively impact Ternium’s results of operations. For more information on our foreign exchange restrictions in Argentina, see note 30 “Foreign exchange restrictions in Argentina” to our consolidated financial statements included in this annual report.

Restrictions on the import of key steelmaking inputs for Ternium Argentina’s operations could adversely affect its production and revenues and negatively impact Ternium’s results of operations.

Some of Ternium Argentina’s key steelmaking inputs, including iron ore and metallurgical coal, are imported into Argentina. In the past, payments on imports of goods and services were subject to prior governmental approval. Although most restrictions on import payments have been lifted, the reinstatement of such restrictions could delay imports and adversely affect Ternium's business, operations and growth projects in Argentina. In addition, Ternium Argentina’s exports could also be affected by import restrictions if third countries adopt counter-trade measures.

Restrictions on supply of energy to Ternium Argentina’s operations could curtail its production and negatively impact Ternium’s results of operations.

In the past, Argentina has suffered from an insufficient level of investment in natural gas and electricity supply and transport capacity, coupled with a substantial increase in demand for natural gas and electricity. This, in turn, resulted in shortages of natural gas and electricity to residential users and, in particular, to industrial users, including Ternium Argentina, during seasons of high demand. Ternium Argentina’s operations experienced constraints in their natural gas supply requirements and interruptions in their electricity supply at peak hours on many occasions. If natural gas and electricity supply and transport capacity fails to cover the demand for natural gas and electricity on a timely basis, Ternium Argentina’s local production (or that of its main customers and suppliers) could be curtailed, and Ternium Argentina’s sales and revenues could decline, which may adversely affect Ternium Argentina’s results of operations. For further information, see “—Risks Relating to the Steel Industry—Price fluctuations or shortages in the supply of raw materials, energy and other inputs could adversely affect Ternium’s profitability” above.

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Risk Factors

Certain Regulatory Risks And Litigation Risks

International trade actions or regulations and trade-related legal proceedings could adversely affect Ternium’s sales, revenues and overall business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for Ternium’s international operations and sales throughout the world. Ternium purchases steel products, including significant quantities of steel slabs, from diverse local and foreign suppliers for its operations in Mexico, Colombia and Argentina. The Mexican, Argentine or Colombian governments may impose or increase duties on steel products imports. For example, on June 30, 2020, Mexican authorities were requested to initiate an administrative investigation procedure on imports of steel slabs from Brazil and Russia during the years 2017, 2018 and 2019, on allegations of unfair trade practices. Trade liberalization, mainly through free trade agreements, can reduce certain input costs and increase access to many foreign markets. However, greater trade liberalization in Ternium's domestic markets increases competition in such markets. During the last decade, steel exports surged as a consequence of a global downturn and an economic slowdown in China, and the number of antidumping, countervailing, safeguard measures and other actions limiting trade increased substantially. Accordingly, producers that were restricted from certain markets sought alternative markets for their products. If steel exports were to surge again in the future, Ternium’s domestic market share could be eroded by foreign imports, and increased exports to foreign markets where import barriers have been reduced may not completely offset domestic market share losses resulting from increased foreign competition.

Countries may impose restrictive import duties and other restrictions on imports under various national trade and trade related laws, such as national security, environmental and intellectual property issues. The timing and nature of the imposition of trade-related restrictions potentially affecting Ternium’s exports are unpredictable. Trade restrictions on Ternium’s exports could adversely affect Ternium’s ability to sell products abroad and, as a result, Ternium’s profit margins, financial condition and overall business could suffer. One significant source of trade restrictions is unfair competition that could result in the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures”. These duties can severely limit or altogether prevent exports to relevant markets. In several of Ternium’s export destinations, such as the United States or Europe, safeguard duties and other protective measures have been imposed against a large number of steel imports such as a 25% tariff on certain steel imports imposed by the United States in 2018.

In addition, certain domestic producers have filed antidumping and/or countervailing duty actions against certain steel imports, including slabs. Some of these actions have led or may lead to restrictions on Ternium’s sales of some types of steel products to certain steel markets and higher costs. Antidumping and/or countervailing duty actions and other government actions are largely unpredictable and additional duties or restrictions could be imposed in the future, limiting Ternium’s sales to and potential growth in those markets, and increasing costs.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase Ternium's operating costs and negatively impact Ternium's business, financial condition, results of operations and prospects.

Ternium's steelmaking and mining activities are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management due to the risks inherent in the industries in which Ternium operates. Laws and regulations protecting the environment have become increasingly complex and more stringent in recent years, leading to higher costs of compliance.

Furthermore, environmental laws and regulations may, in some cases, impose strict liability for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. Such laws and regulations may expose Ternium to liability for the conduct of, or conditions caused by, third parties or for actions that complied with applicable laws at the time they were performed.

While Ternium incurs and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect Ternium's reputation or operations. Some of the activities for which Ternium supplies products, such as production of food cans, construction and the automotive industry, are subject to inherent risks that could result in death, personal injury, property damage or environmental pollution, and result in product liability risks that could extend to liability for damages caused by such products. Furthermore,

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Risk Factors

Ternium’s products are also sold to, and used in, certain safety-critical appliances. Actual or claimed defects in Ternium's products may give rise to claims for losses suffered by customers and expose Ternium to claims for damages. Liability insurance may not be adequate or available to protect Ternium in the event of a claim, coverage may be limited, canceled or otherwise terminated, or the coverage amount may be lower than the related impact on enterprise value after a loss.

Climate change legislation and increasing climate regulatory requirements could result in unexpected capital expenditures and costs, negatively affect the company's reputation and competitiveness, reducing its market share and results of operations, and hampering its ability to access adequate financial resources.

The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet the goals of the Paris Agreement adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. Although existing carbon pricing mechanisms in Mexico, Argentina and Colombia do not materially limit or penalize Ternium’s greenhouse gas emissions, new carbon pricing mechanisms could be established. In addition, the Brazilian Congress is discussing initiatives to impose carbon emission taxes on industry processes and power generation facilities, which could apply to Ternium's steel production in Brazil. Adoption of new climate change legislation in the countries in which Ternium operates could result in incremental compliance costs and unexpected capital expenditures, and, eventually, affect our competitiveness and reduce our market share and results of operations. In addition, failure to respond to stakeholders’ demand for climate-related measures and environmental standards could harm our reputation, erode stakeholders' support and restrict access to financial resources.

Risks Relating To the Company's ADSs

The market price for the Company's ADSs could be highly volatile.

Volatility in the price of the Company's ADSs may be caused by factors within or outside of the Company's control and may be unrelated or disproportionate to the Company's operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against Ternium, as well as announcements of transactions, investments, or changes in strategies or business plans of Ternium or its competitors, could adversely affect the trading price of the Company's ADSs, regardless of the likely outcome of those developments. Broad market and industry factors could adversely affect the market price of the Company's ADSs, regardless of their actual effect in operating performance. As an example of this volatility, from a high closing price of $32.24 on January 15, 2014, the price of the Company's ADSs fell to a low closing price of $10.56 on January 15, 2016. In the 2016-2017 period, the price of the Company's ADSs recovered and reached a high closing price of $42.19 on April 26, 2018, but then fell to a low closing price of $9.84 on March 18, 2020, as the COVID-19 outbreak sent stock market prices sharply down, including the Company's ADSs. Since then, the Company's ADSs recovered to a closing price of $30.71 on February 26, 2021. The trading price of the Company's ADSs could also suffer as a result of developments in emerging markets. Although the Company is organized as a Luxembourg corporation, almost all of its assets and operations are located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by political, economic and market conditions in emerging market countries. Although market conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Mexico, Brazil, Argentina and Colombia. See “Risks Relating to the Countries in Which Ternium Operates.”

Holders of shares or ADSs may not have access to as much information about the Company as they would in the case of a U.S. domestic issuer.

There may be less publicly available information about the Company than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions, and U.S. securities regulations applicable to foreign private issuers, such as the Company, differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which the Company prepares its consolidated financial statements, differ in certain material aspects from the accounting standards used in the United States.

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Risk Factors

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the right to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, or BNY Mellon, as depositary under the ADS deposit agreement, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if the Company makes a distribution in the form of securities, the depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as the Company's failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the Depositary. If the depositary does not receive voting instructions from the holder of ADSs or the instructions are not in proper form, then the depositary shall deem such holder of ADSs to have instructed the depositary to vote the underlying shares represented by ADSs in favour of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue) for which purposes the depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of the Company's shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to the Luxembourg Company Law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized for a five-year period (ending in June 2025) to waive, limit or suppress such preemptive subscription rights. Notwithstanding the waiver of any preemptive subscription rights, for as long as the shares of the Company are listed on a regulated market, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of existing shareholders, except (i) any issuance of shares for, within, in conjunction with or related to, an initial public offering of the shares of the Company on one or more regulated markets (in one or more instances); (ii) any issuance of shares against a contribution other than in cash; (iii) any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares of the Company; provided, however, that the preemptive subscription rights of the then-existing shareholders shall apply in connection with any issuance of convertible bonds or other instruments convertible into shares of the Company for cash; and (iv) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (collectively the "Beneficiaries"), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to those rights or an exemption from registration requirements of the Securities Act is available. The Company intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors it considers appropriate at the time, and then to make a decision as to whether to register additional shares. The Company may decide not to register any additional shares, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

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Risk Factors

It may be difficult to obtain or enforce judgments against the Company outside Luxembourg.

The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of the Company’s directors and officers reside in other jurisdictions. As a result, investors may not be able to effect service of process upon the Company or its directors or officers. Investors may also not be able to enforce against the Company or its directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against the Company, its directors or its officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

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Consolidated Financial Statements
as of December 31, 2020 and 2019 and
for the years ended on December 31, 2020, 2019 and 2018

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

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Consolidated Financial Statements as of December 31, 2020 and 2019
and for the years ended December 31, 2020, 2019 and 2018

Audit Report

To the Shareholders of
Ternium S.A.
_________________________________________________________________________________________Our opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of Ternium S.A. (the "Company") and its subsidiaries (the "Group") as at 31 December 2020, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

What we have audited

The Group’s consolidated financial statements comprise:

•the consolidated statement of financial position as at 31 December 2020;
•the consolidated income statement for the year then ended;
•the consolidated statement of comprehensive income for the year then ended;
•the consolidated statement of changes in equity for the year then ended;
•the consolidated statement of cash flows for the year then ended; and
•the notes to the consolidated financial statements, which include a summary of significant accounting policies.
________________________________________________________________________________________
Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities under those ethical requirements.

_________________________________________________________________________________________

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F: +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

_______________________________________________________________________________________
Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the consolidated management report including the management's report but does not include the consolidated financial statements and our audit report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
________________________________________________________________________________________
Responsibilities of the Board of Directors and those charged with governance for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.
________________________________________________________________________________________
Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the consolidated financial statements

The objectives of our audit are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•identify and assess the risks of material misstatement of the consolidated financial statements,, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;

•evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

•conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Group to cease to continue as a going concern;

•evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Report on other legal and regulatory requirements

The Management's report is consistent with the consolidated financial statements and has been prepared in accordance with applicable legal requirements.

PricewaterhouseCoopers, Société coopérative Luxembourg, 18 March 2021
Represented by

/s/ Marc Minet

Marc Minet

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019
and for the years ended December 31, 2020, 2019 and 2018
(All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2020	2019	2018

Net sales	4	8,735,435	10,192,818	11,454,807
Cost of sales	5	(7,099,923)	(8,452,440)	(8,483,328)

Gross profit		1,635,512	1,740,378	2,971,479

Selling, general and administrative expenses	6	(762,882)	(897,475)	(876,764)
Other operating income (expenses), net	8	206,843	21,663	13,656

Operating income		1,079,473	864,566	2,108,371

Finance expense	9	(46,644)	(88,284)	(131,172)
Finance income	9	49,421	29,071	21,236
Other financial income (expenses), net	9	19,554	(39,756)	(69,640)
Equity in earnings of non-consolidated companies	13	57,555	60,967	102,772

Profit before income tax expense		1,159,359	826,564	2,031,567

Income tax expense	10	(291,488)	(196,519)	(369,435)

Profit for the year		867,871	630,045	1,662,132

Attributable to:
Owners of the parent		778,468	564,269	1,506,647
Non-controlling interest		89,403	65,776	155,485

Profit for the year		867,871	630,045	1,662,132

Weighted average number of shares outstanding		1,963,077	1,963,077	1,963,077

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		396.56	0.29	0.77

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019
and for the years ended December 31, 2020, 2019 and 2018
(All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2020	2019	2018

Profit for the year	867,871	630,045	1,662,132

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	160	(41,455)	(376,220)
Currency translation adjustment from participation in non-consolidated companies	(109,079)	(20,470)	(73,761)
Changes in the fair value of financial instruments at fair value through other comprehensive income	(3,100)	(877)	(1,036)
Income tax related to financial instruments at fair value	1,230	—	122
Changes in the fair value of derivatives classified as cash flow hedges	(266)	(750)	(132)
Income tax relating to cash flow hedges	80	225	(73)
Other comprehensive income items	(966)	669	(897)
Other comprehensive income items from participation in non-consolidated companies	400	6	499
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(36,907)	(67,601)	(38,263)
Income tax relating to remeasurement of post employment benefit obligations	10,790	19,312	9,259
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	15,081	(18,918)	(3,780)

Other comprehensive loss for the year, net of tax	(122,577)	(129,859)	(484,282)

Total comprehensive income for the year	745,294	500,186	1,177,850

Attributable to:
Owners of the parent	666,667	445,473	1,176,964
Non-controlling interest	78,627	54,713	886

Total comprehensive income for the year	745,294	500,186	1,177,850
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019
and for the years ended December 31, 2020, 2019 and 2018
(All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2020		December 31, 2019

ASSETS

Non-current assets
Property, plant and equipment, net	11	6,504,681		6,539,581
Intangible assets, net	12	908,583		943,838
Investments in non-consolidated companies	13	471,306		513,648
Other investments	17	2,881		3,253
Deferred tax assets	19	158,703		163,538
Receivables, net	14	243,306		592,565
Trade receivables, net	15	—	8,289,460	897	8,757,320

Current assets
Receivables, net	14	288,609		334,713
Derivative financial instruments	21	1,572		1,196
Inventories, net	16	2,001,781		2,158,298
Trade receivables, net	15	918,438		949,672
Other investments	17	813,527		212,271
Cash and cash equivalents	17	537,882	4,561,809	519,965	4,176,115
Non-current assets classified as held for sale			4,966		2,098
			4,566,775		4,178,213

Total Assets			12,856,235		12,935,533

EQUITY
Capital and reserves attributable to the owners of the parent			7,286,115		6,611,665
Non-controlling interest			1,157,038		1,103,208
Total Equity			8,443,153		7,714,873

LIABILITIES

Non-current liabilities
Provisions	18	80,570		613,352
Deferred tax liabilities	19	346,485		403,278
Other liabilities	20	551,856		507,603
Trade payables		1,145		1,174
Derivative financial instruments	21	523		17
Lease liabilities	22	251,617		298,219
Borrowings	23	1,327,289	2,559,485	1,628,892	3,452,535

Current liabilities
Current income tax liabilities		110,499		47,053
Other liabilities	20	249,836		240,934
Trade payables		1,049,337		876,803
Derivative financial instruments	21	5,835		3,007
Lease liabilities	22	42,486		40,546
Borrowings	23	395,604	1,853,597	559,782	1,768,125

Total Liabilities			4,413,082		5,220,660

Total Equity and Liabilities			12,856,235		12,935,533

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2020	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

Profit for the year							778,468	778,468	89,403	867,871
Other comprehensive income (loss) for the period
Currency translation adjustment						(100,983)		(100,983)	(7,936)	(108,919)
Remeasurement of post employment benefit obligations				(9,340)				(9,340)	(1,696)	(11,036)
Cash flow hedges and others, net of tax				(95)				(95)	(91)	(186)
Others				(1,383)				(1,383)	(1,053)	(2,436)

Total comprehensive income (loss) for the year	—	—	—	(10,818)	—	(100,983)	778,468	666,667	78,627	745,294

Acquisition of non-controlling interest (5)				7,783				7,783	(24,797)	(17,014)

Balance as of December 31, 2020	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2020, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, hedge accounting reserve, net of tax effect, for $ (0.2) and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2019	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576

Profit for the year							564,269	564,269	65,776	630,045
Other comprehensive income (loss) for the period
Currency translation adjustment						(57,569)		(57,569)	(4,356)	(61,925)
Remeasurement of post employment benefit obligations				(60,730)				(60,730)	(6,477)	(67,207)
Cash flow hedges and others, net of tax				(268)				(268)	(257)	(525)
Others				(229)				(229)	27	(202)

Total comprehensive income (loss) for the year	—	—	—	(61,227)	—	(57,569)	564,269	445,473	54,713	500,186

Dividends paid in cash (5)							(235,569)	(235,569)	—	(235,569)
Dividends paid in cash to non-controlling interest (6)								—	(28,530)	(28,530)
Acquisition of non-controlling interest (7)				8,506				8,506	(14,296)	(5,790)

Balance as of December 31, 2019	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2019, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2019, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, hedge accounting reserve, net of tax effect, for $ (0.1) million and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (80.0) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents $ 0.12 per share ($ 1.20 per ADS). Related to the dividends distributed on May 6, 2019, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $5.0 million were included in equity as less dividend paid.
(6) Corresponds to the dividends paid by Ternium Argentina S.A.
(7) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,121	(2,324,866)	(2,403,664)	6,491,385	5,010,424	842,347	5,852,771

Impact of adopting IFRS 9 at January 1, 2018				450			(147)	303	204	507
Impact of adopting IAS 29 at January 1, 2018 (see note 3 (cc))							421,502	421,502	268,824	690,326
Adjusted Balance at January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,571	(2,324,866)	(2,403,664)	6,912,740	5,432,229	1,111,375	6,543,604

Profit for the year							1,506,647	1,506,647	155,485	1,662,132
Other comprehensive income (loss) for the period
Currency translation adjustment						(298,813)		(298,813)	(151,168)	(449,981)
Remeasurement of post employment benefit obligations				(29,418)				(29,418)	(3,366)	(32,784)
Cash flow hedges and others, net of tax				(288)				(288)	83	(205)
Others				(1,164)				(1,164)	(148)	(1,312)

Total comprehensive income (loss) for the year	—	—	—	(30,870)	—	(298,813)	1,506,647	1,176,964	886	1,177,850

Dividends paid in cash (5)							(215,938)	(215,938)	—	(215,938)
Dividends paid in cash to non-controlling interest (6)								—	(20,940)	(20,940)

Balance as of December 31, 2018	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2018, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2018, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, hedge accounting reserve, net of tax effect, for $ 0.5 million and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (88.5) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents $ 0.11 per share ($ 1.10 per ADS). Related to the dividends distributed on May 2, 2018, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 4.6 million were included in equity as less dividend paid.
(6) Corresponds to the dividends paid by Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2020	2019	2018

Cash flows from operating activities
Profit for the year		867,871	630,045	1,662,132
Adjustments for:
Depreciation and amortization	11 & 12	631,051	661,112	589,299
Income tax accruals less payments	26 (b)	66,561	(208,805)	(154,366)
Equity in earnings of non-consolidated companies	13	(57,555)	(60,967)	(102,772)
Interest accruals less payments	26 (b)	6,991	3,405	(13,014)
ICMS provision recovery, net of reversal of related asset	8 & 24 (i)(g)	(186,010)	—	—
Changes in provisions	18	623	(1,544)	(7,659)
Changes in working capital (1)	26 (b)	352,795	572,684	(228,577)
Net foreign exchange results and others		78,919	51,689	(5,778)

Net cash provided by operating activities		1,761,246	1,647,619	1,739,265

Cash flows from investing activities
Capital expenditures	11 & 12	(560,013)	(1,052,252)	(520,250)
Recovery/(Loans) to non-consolidated companies	13	—	24,480	(24,480)
(Increase)/Decrease in other investments	17	(600,884)	(163,800)	86,857
Proceeds from the sale of property, plant and equipment		1,044	788	861
Acquisition of non-controlling interest		(17,014)	(5,790)	—

Net cash used in investing activities		(1,176,867)	(1,196,574)	(457,012)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		—	(235,569)	(215,938)
Dividends paid in cash to non-controlling interests		—	(28,530)	(20,940)
Finance lease payments		(42,144)	(38,569)	(7,565)
Proceeds from borrowings		245,668	1,529,766	1,188,731
Repayments of borrowings		(709,778)	(1,377,605)	(2,266,560)

Net cash used in financing activities		(506,254)	(150,507)	(1,322,272)

Increase (Decrease) in cash and cash equivalents		78,125	300,538	(40,019)

Movement in cash and cash equivalents
At January 1,		519,965	250,541	337,779
Effect of exchange rate changes and inflation adjustment		(60,208)	(31,114)	(47,219)
Increase (Decrease) in cash and cash equivalents		78,125	300,538	(40,019)
Cash and cash equivalents at December 31, (2)		537,882	519,965	250,541

Non-cash transactions:
Acquisition of PP&E under lease contract agreeements		6,101	21,963	73,828

1) The working capital is impacted by non-cash movement of $ (18.0) million as of December 31, 2020 ($ (70.0) million and $ (74.5) million as of December 31, 2019 and 2018, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

(2) It includes restricted cash of $ 54, $ 69 and $ 2,216 as of December 31, 2020, 2019 and 2018, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 813,527, $ 212,271 and $ 44,529 as of December 31, 2020, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	49
2	Basis of presentation	50
3	Accounting policies	53
4	Segment information	77
5	Cost of sales	80
6	Selling, general and administrative expenses	81
7	Labor costs (included in cost of sales and selling, general and administrative expenses)	81
8	Other operating income (expenses), net	82
9	Other financial income (expenses), net	82
10	Income tax expense	83
11	Property, plant and equipment, net	84
12	Intangible assets, net	86
13	Investments in non-consolidated companies	87
14	Receivables, net - non-current and current	90
15	Trade receivables, net - non-current and current	91
16	Inventories, net	91
17	Cash, cash equivalents and other investments	92
18	Allowances and provisions - non-current and current	92
19	Deferred income tax	93
20	Other liabilities - non-current and current	95
21	Derivative financial instruments	97
22	Leases Liabilities	99
23	Borrowings	100
24	Contingencies, commitments and restrictions on the distribution of profits	102
25	Related party transactions	111
26	Other required disclosures	112
27	Recently issued accounting pronouncements	114
28	Financial risk management	116
29	The COVID-19 pandemic and its impact on Ternium	123
30	Foreign exchange restrictions in Argentina	124

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Notes to the Consolidated Financial Statements

1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADSs”) trade on the New York Stock Exchange under the symbol “TX”.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to $ 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2020 and 2019, this special tax reserve amounted in both cases to $ 6.3 billion. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

2.    BASIS OF PRESENTATION
a)     Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2021), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2020, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 23, 2021. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2020	2019	2018
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (formerly Tericer Trading S.A.) (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (2)	Argentina	Manufacturing and selling of flat steel products	62.46%	61.50%	60.94%
Impeco S.A. (3)	Argentina	Manufacturing of pipe products	62.49%	61.54%	60.97%
Prosid Investments S.A. (4)	Uruguay	Holding	62.46%	61.51%	60.94%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.21%	88.94%	88.78%
Hylsa S.A. de C.V. (6)	Mexico	Manufacturing and selling of steel products	89.21%	88.94%	88.78%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.21%	88.94%	88.78%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.21%	88.94%	88.78%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.21%	88.94%	88.78%
Técnica Industrial S.A. de C.V. (6)	Mexico	Services	89.21%	88.94%	88.78%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.21%	88.94%	88.78%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.21%	88.94%	88.78%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.61%	44.47%	44.39%
Peña Colorada Servicios S.A. de C.V. (8)	Mexico	Services	44.61%	44.47%	44.39%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.47%	66.26%	66.14%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Siderúrgica de Caldas S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (10)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (10)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (11)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (12)	Argentina	Other services	100.00%	100.00%	100.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2020	2019	2018

Ternium Participaçoes S.A. (12)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (13)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium International Inc. (14)	Panama	Marketing of steel products	—	100.00%	100.00%
Ternium Investments Switzerland AG (15)	Switzerland	Holding	—	100.00%	100.00%
Ternium Internacional S.A. (16)	Uruguay	Marketing of steel products	—	100.00%	100.00%
Ternium Staal B.V. (17)	Netherlands	Holding and marketing of steel products	—	100.00%	100.00%
Imsamex Ecuador S.A. (18)	Ecuador	Distributing company	—	—	88.78%
Ternium Solutions A.G. (19)	Switzerland	Other services	—	—	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V. (20)	Mexico	Engineering and other services	—	—	99.89%
Ternium International USA Corporation (21)	USA	Marketing of steel products	—	—	100.00%

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.46%. Before that, indirectly through Ternium Internacional España S.L. total voting rights was 61.50% in 2019 and 60.94% in 2018.
(3) Indirectly through Ternium Argentina S.A. and Soluciones Integrales de Gestión S.A. Total voting rights held 100.00%.
(4) Indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%.
(5) Indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(7) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(8) Total voting rights held: 50.00%. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(12) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(13) Since the second quarter of 2020, indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments S.à r.l.
(14) This company was dissolved as of December 7, 2020.
(15) This company was dissolved as of December 4, 2020.
(16) This company was dissolved as of July 14, 2020.
(17) Merged into Ternium International España S.L. as of May 27, 2020, effective as of January 1, 2020.
(18) This company was dissolved as of December 19, 2019.
(19) This company was dissolved as of July 3, 2019.
(20) This company was dissolved as of March 29, 2019.
(21) Merged with Ternium USA Inc. during the first quarter of 2019.

The most important non-controlling interest is related to the investment in Ternium Argentina S.A.,which is a company listed in the Buenos Aires Stock Exchange (see note 30). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these Consolidated Financial Statements:

(a)Group accounting

(1) Subsidiary companies and transactions with non-controlling interests
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.     ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(b) Foreign currency translation

(1) Functional and presentation currency
Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The $ is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (except for the ones which operated in a hyperinflationary economy; that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii) all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as fair value through other comprehensive income are included in other gains/(losses).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(c) Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Tthe Company classifies its financial instruments in the following measurement categories:

–Amortized cost: instruments that are held for collection or repayment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income and expenses from these financial instruments are included in finance income or expense using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income or expense, together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

–Fair value through other comprehensive income (“FVOCI”): financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

–Fair value through profit or loss (“FVPL”): financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial instruments and the contractual terms of the cash flows.

For financial instruments measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at FVPL, transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at FVPL are expensed in profit or loss. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

The classification depended on the nature and purpose of the financial assets and was determined at the time of initial recognition.

Financial assets and liabilities were recognized and derecognized on the settlement date.

Financial assets were initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, were initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 3 (i) for further details.

For loans and receivables category and for held-to-maturity investments, the amount of the loss was measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss was recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management" and Note 3 (y).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(d) Property, plant and equipment

(1) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2020, 2019 and 2018.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 3 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(2) Right-of-use assets

The Company is a party to lease contracts for:
- Land
- Plants and equipment for the production of industrial gases and other production materials.
- Transportation and maintenance equipment.
- Warehouses and office spaces.

These leases are recognized, measured and presented in accordance to IFRS 16 “Leases”, following the guidelines described below.

Accounting by the lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:
- The value of the initial measurement of the lease liability;
- Any lease payments made at or before the commencement date, less any lease incentives; and
- Any initial direct costs incurred by the lessee.

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:

Buildings and facilities 1-29 years
Machinery 1-12 years

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term, or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Accounting by the lessor

When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:
–Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.
–Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(e) Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:
(a) Mining licenses acquired;
(b) Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 3 (e) 3); and
(c) Capitalized developmental stripping costs (see note 3 (u)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2020, 2019 and 2018, is approximately 4%, 5% and 8% per year, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(3) Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment annually or whenever there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
• Rights to explore in an area have expired or will expire in the near future without renewal;
• No further exploration and evaluation is planned or budgeted;
• A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and
• Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining cash-generating units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2020 and 2019, the carrying amount of goodwill allocated to the Mexico CGUs was $ 662.3 million, of which $ 619.8 million corresponds to steel operations and $ 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2020, 2019 and 2018 totaled $ 8.3 million, $ 10.0 million and $ 8.9 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. These customer relationships were amortized using the straight-line method over a useful life of approximately 10 years. As of December 31, 2018, these assets were fully amortized.

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships in connection with the acquisition of Ternium Staal B.V. as of September 7, 2017. The value of the slab commitment agreement by which Ternium Investments S.à r.l. is entitled to invoice, under certain conditions, the price difference between slabs and hot rolled coils will be amortized using the units of slabs sold method.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. As of December 31, 2018, these assets were fully amortized.

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses, for the steel segment impairment tests, cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. For the mining segment impairment tests, Ternium uses cash flow projections for the whole lives of the mines based on past performance and expectations of market development. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2020 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 8.87% (as of December 31, 2019, 9.80%).

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Considering the economic situation in Argentina, the increase in the inflation rates, the devaluation of the Argentine peso and a weaker industrial environment as of June 30, 2020, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of June 30, 2020, the discount rate used to test the investment in Argentine subsidiaries for impairment was 14.3% (14.3% as of December 31, 2019). Also, considering the economic situation in Brazil as of June 30, 2020, the Company decided to assess the recoverability of its investments in Brazil, resulting in no impairment charges to be recognized. As of June 30, 2020, the discount rate used to test the investment in the Brazilian subsidiary for impairment was 10.3%. As of December 31, 2020, no new impairment triggers were detected in these CGUs and, consequently, no impairment tests were prepared.

During the years 2020, 2019 and 2018, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill).

(g) Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Certain fixed income financial instruments purchased by the Company have been categorized as at fair value through other comprehensive income. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(h) Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 3 (bb) (4)).

(i) Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The Company keeps an allowance for trade receivables, recorded in an asset account to offset the trade receivables in an amount estimated sufficient to cover the losses resulting from the impossibility for the debtors to cancel the amounts owed. This allowance for trade receivables is recorded with a charge to selling expenses.

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k) Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2020 and 2019 totals $ 5.0 million and $ 2.1 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(l) Borrowings
Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

(m) Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:
–Fixed payments, less any lease incentives receivable;
–Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
–Amounts expected to be payable by the lessee under residual value guarantees;
–The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
–Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Variable lease liabilities with payments dependent on external factors, such as minimum volumes sold or used, are not included in the initial measurement of the lease liabilities and such payments are recognized directly in profit and loss.

Lease payments are discounted using incremental borrowing rates for the location and currency of each lease contract or, if available, the rate implicit in the lease contract.

The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The lease term determined by the Company comprises:
– Non-cancelable period of lease contracts;
– Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
– Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

After the commencement date, the Company measures the lease liability by:
– Increasing the carrying amount to reflect interest on the lease liability;
– Reducing the carrying amount to reflect lease payments made; and
– Re-measuring the carrying amount to reflect any reassessment or lease modifications.

(n) Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(o) Employee liabilities

(1)Post-employment obligations
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

For defined benefit plans, net defined benefit liabilities/asset is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

(2)Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2020 and 2019, the outstanding liability corresponding to the Program amounts to $ 43.4 million and $ 36.2 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2020 and 2019, is $ 43.3 million and $ 36.0 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(p) Provisions
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(q) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(r) Revenue recognition and other income
Revenue is recognized at a point of time from sales to direct customers upon the satisfaction of performance obligations, which occurs when control of the goods transfers to the customer and the customer obtains the benefits from the goods, the potential cash flows and the transaction price can be measured reliably, and it is probable that the Company will collect the consideration in connection with the exchange of the goods. The control over the goods is obtained by the customer depending on when the goods are made available to the shipper or the customer takes possession of the goods, depending on the delivery terms. The Company considers that it has completed its performance obligations when the goods are delivered to its customers or to a shipper who will transport the goods to its customers. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

(s) Borrowing Costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2020, 2019 and 2018, the capitalized borrowing costs were of $ 13.1 million, $ 16.1 million and $ 7.4 million, respectively.

(t) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(u) Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(v) Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.
Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(w) Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(x) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

(y) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedging items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2020 and 2019, the effective portion of designated cash flow hedges (net of taxes) amounted to $ (0.2) million and $ (0.1) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial risk management".

(z) Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa) Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.
b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.
c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(bb) Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 3(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2020 was 8.87% and no impairment charge resulted from the impairment test performed. See notes 3(f) and 3(e)(4).

(2)Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, due to uncertain tax positions, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3) Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $80.6 million and $613.4 million as of December 31, 2020 and 2019, respectively.

(4)Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

As of December 31, 2020 and 2019, the Company recorded no allowance for net realizable value and $ 58.6 million and $ 62.2 million, respectively, as allowance for obsolescence.

(5)Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

• whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
• whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
• whether the carrying amount of the net assets of the entity is more than its market capitalization;
• whether evidence is available of obsolescence or physical damage of an asset.
• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Considering the economic situation in Argentina as of December 31, 2019, and as of June 30, 2020, the Company tested the recoverability of its investment in Ternium Argentina as of such dates, resulting in no impairment charges to be recognized. As of December 31, 2020, no new impairment triggers were detected and, consequently, no impairment test was prepared.

The Company also tested the recoverability of its investments in the rest of the subsidiaries as of June 30, 2020, due to the pandemic, resulting in no impairment charges to be recognized. Considering that no new impairment indicators were identified in the rest of subsidiaries as of December 31, 2020, the Company additionally tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

(6) Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect the Company’s financial results and financial position, including the following:
• Asset carrying amounts may be affected due to changes in estimated future cash flows.
• Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
• Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.
• Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

(7) Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy. Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

(8) Valuation of lease liabilities and right-of-use assets

The application of IFRS 16 requires the Company to make judgments that affect the recognition and valuation of the lease liabilities and the right-of-use assets, including the determination of the contracts within the scope of the Standard, the contract term and the interest rate used for the discount of future cash flows.

The lease term determined by the Company generally comprises non-cancellable period of leases contracts, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. The same term is applied as economic useful life of right-of-use assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
3.    ACCOUNTING POLICIES (continued)

The present value of the lease payments is determined using the discount rate representing a risk-free interest rate, adjusted by a spread related to the credit quality of the Company in each location and currency rate in connection with each lease contract.

(9) Change in the functional currency of Argentine subsidiaries

The determination of the functional currency requires management to make significant judgments. Ternium Argentina has performed a review of its functional currency and concluded that the currency that most faithfully represents the economics effects of the entity is the U.S. dollar and therefore its functional currency has changed from the local currency to the U.S. dollar. This change was prospective from January 1, 2020, and did not affect the balances at December 31, 2019, nor results or cash flows for the year then ended.

It was based on the following considerations:
- In the last two years, the exchange rate of the Argentine peso has been severely affected by devaluations against the U.S. dollar and Argentina continues to be a highly inflationary economy. These events had very limited impact on sale's price in U.S. dollar;
- In this context, there is also a greater proportion of total production cost in U.S. dollar;
- Furthermore, new global trade restrictions, affecting the international trade of steel along with limited restrictions of imports in Argentina, have led to a greater correlation of local prices to global prices.
- Factors to determine the functional currency were always mixed. However, currently most of revenue and costs of production are negotiated and priced in U.S. dollar.

The change in functional currency of Ternium Argentina significantly reduced the volatility of the Company’s earnings that was due to foreign exchange movements and the application of IAS 29 - Financial Reporting in Hyperinflationary Economies.

(cc) Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

For the years ended December 31, 2019 and 2018, the Company applied IAS 29 “Financial Reporting in Hyperinflationary Economies”, which requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.
Considering that the significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate, and that the rest of the indicators did not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Company considered that there was sufficient evidence to conclude that Argentina was a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

According to this principle, the financial statements of an entity that reports in the currency of a hyperinflationary economy should be stated in terms of the measuring unit current on the date of the financial statements. All statement of financial position amounts that are not stated in terms of the measuring unit current on the date of the financial statements must be restated by applying a general price index. All income statement components must be stated in terms of the measuring unit current on the date of the financial statements, applying the change in the general price index that occurred since the date when revenues and expenses were originally recognized in the financial statements.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics (“INDEC”). The price index for the year periods ended December 31, 2019 and 2018, were 1.54 and 1.48, respectively.
The main procedures for the above-mentioned adjustment are as follows:
• Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
• Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.
• All items in the income statement are restated by applying the relevant conversion factors.
• The effect of inflation on the Company’s net monetary position is included in the income statement, in Other financial income (expenses), net, under the caption “Inflation adjustment results”.
• The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting.

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
4.    SEGMENT INFORMATION
REPORTABLE OPERATING SEGMENTS
The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, China and Guatemala.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CEO.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
4.     SEGMENT INFORMATION (continued)

	Year ended December 31, 2020
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	8,679,513	390,541	(334,619)	8,735,435
Cost of sales	(7,172,635)	(268,905)	341,617	(7,099,923)

Gross profit	1,506,878	121,636	6,998	1,635,512

Selling, general and administrative expenses	(740,056)	(22,826)	—	(762,882)
Other operating income, net	208,965	(2,122)	—	206,843

Operating income - IFRS	975,787	96,688	6,998	1,079,473

Management view
Net sales	8,679,513	384,255	(328,333)	8,735,435
Operating income	1,046,623	101,937	689	1,149,249
Reconciliation items:
Differences in Cost of sales				(69,776)

Operating income - IFRS				1,079,473

Financial income (expense), net				22,331
Equity in earnings (losses) of non-consolidated companies				57,555

Income before income tax expense - IFRS				1,159,359

Depreciation and amortization - IFRS	(580,807)	(50,244)	—	(631,051)

	Year ended December 31, 2019
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	10,186,171	364,058	(357,411)	10,192,818
Cost of sales	(8,552,493)	(259,535)	359,588	(8,452,440)

Gross profit	1,633,679	104,523	2,177	1,740,378

Selling, general and administrative expenses	(885,146)	(12,330)	—	(897,475)
Other operating expenses, net	21,931	(268)	—	21,663

Operating income - IFRS	770,466	91,924	2,177	864,566

Management view
Net sales	10,230,650	417,619	(410,972)	10,237,297
Operating income	841,169	146,636	2,177	989,982
Reconciliation items:
Differences in Cost of sales				99,315
Effect of inflation adjustment (Note 3 (cc))				(224,731)

Operating income - IFRS				864,566

Financial income (expense), net				(98,969)
Equity in earnings (losses) of non-consolidated companies				60,967

Income before income tax expense - IFRS				826,564

Depreciation and amortization - IFRS	(612,744)	(48,368)	—	(661,112)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
4    SEGMENT INFORMATION (continued)

	Year ended December 31, 2018
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	11,453,420	282,000	(280,613)	11,454,807
Cost of sales	(8,524,890)	(239,893)	281,455	(8,483,328)

Gross profit	2,928,530	42,107	842	2,971,479

Selling, general and administrative expenses	(860,881)	(15,883)	—	(876,764)
Other operating expenses, net	12,950	706	—	13,656

Operating income - IFRS	2,080,599	26,930	842	2,108,371

Management view
Net sales	11,723,883	333,892	(332,505)	11,725,270
Operating income	1,768,115	91,418	(6,213)	1,853,319
Reconciliation items:
Differences in Cost of sales				541,492
Effect of inflation adjustment (Note 3 (cc))				(286,440)

Operating income - IFRS				2,108,371

Financial income (expense), net				(179,576)
Equity in earnings (losses) of non-consolidated companies				102,772

Income before income tax expense - IFRS				2,031,567

Depreciation and amortization - IFRS	(537,885)	(51,415)	—	(589,299)

GEOGRAPHICAL INFORMATION
The Company has revenues attributable to the Company’s country of incorporation (Luxembourg) related to a contract acquired as a part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2020
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	4,660,278	1,762,785	2,312,372	8,735,435

Non-current assets (1)	4,726,342	919,490	1,767,432	7,413,264

	Year ended December 31, 2019
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	5,477,690	1,704,132	3,010,996	10,192,818

Non-current assets (1)	4,584,802	1,008,860	1,889,757	7,483,419

	Year ended December 31, 2018
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	6,345,137	1,941,168	3,168,502	11,454,807

Non-current assets (1)	4,093,288	1,071,705	1,665,140	6,830,133

(1) Includes Property, plant and equipment and Intangible assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
4.    SEGMENT INFORMATION (continued)
REVENUES BY PRODUCT

	Year ended December 31,
	2020	2019	2018

Semi-finished (1)	3,632	51,496	103,099
Slabs	1,047,311	1,753,090	1,818,235
Hot rolled (2)	2,880,055	3,275,941	3,961,144
Cold rolled	1,101,963	1,165,406	1,264,940
Coated (3)	3,015,132	3,263,463	3,506,040
Roll-formed and tubular (4)	413,337	380,688	437,514
Other products (5)	274,005	302,734	363,835

TOTAL SALES	8,735,435	10,192,818	11,454,807

(1)Semi-finished includes billets and round bars.
(2)Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(3)Coated includes tin plate and galvanized products.
(4)Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.
(5)Other products include mainly sales of energy and pig iron.

5.    COST OF SALES

	Year ended December 31,
	2020	2019	2018

Inventories at the beginning of the year	2,158,298	2,689,829	2,550,930
Effect of initial inflation adjustment (Note 3 (cc))	—	—	191,708
Translation differences	—	(21,919)	(413,436)

Plus: Charges for the year
Raw materials and consumables used and other movements	5,359,938	6,165,654	6,961,704
Services and fees	112,924	151,373	158,551
Labor cost	546,045	611,615	699,447
Depreciation of property, plant and equipment	527,283	508,934	456,522
Amortization of intangible assets	14,624	17,805	25,374
Maintenance expenses	371,368	467,090	519,625
Office expenses	6,131	8,513	8,586
Insurance	10,641	9,674	8,769
Change of obsolescence allowance	(1,279)	8,413	17,322
Recovery from sales of scrap and by-products	(20,892)	(23,793)	(27,744)
Others	16,623	17,550	15,799

Less: Inventories at the end of the year	(2,001,781)	(2,158,298)	(2,689,829)

Cost of Sales	7,099,923	8,452,440	8,483,328

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
6.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2020	2019	2018

Services and fees (1)	53,220	79,283	76,066
Labor cost	192,854	215,418	241,552
Depreciation of property, plant and equipment	15,920	16,034	13,561
Amortization of intangible assets	73,224	118,339	93,842
Maintenance and expenses	4,275	4,894	5,096
Taxes	97,075	104,014	95,072
Office expenses	27,314	35,956	35,663
Freight and transportation	283,808	307,958	300,676
Increase (decrease) of allowance for doubtful accounts	336	(293)	1,629
Others	14,856	15,872	13,607

Selling, general and administrative expenses	762,882	897,475	876,764

(1) For the year ended December 31, 2020 it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,289, including $ 3,132 for audit services, $ 41 for audit-related services, $ 95 for tax services and $ 21 for all other services.
For the year ended December 31, 2019, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,804, including $ 3,485 for audit services, $ 54 for audit-related services, $ 190 for tax services and $ 75 for all other services.
For the year ended December 31, 2018, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 4,704, including $ 3,937 for audit services, $ 61 for audit-related services, $ 281 for tax services and $ 425 for all other services.

7.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2020	2019	2018

Wages, salaries and social security costs	677,541	759,678	884,536
Termination benefits	25,265	28,269	26,601
Post-employment benefits (Note 20 (i))	36,093	39,086	29,862

Labor costs	738,899	827,033	940,999
As of December 31, 2020, 2019 and 2018, the number of employees was 20,173, 19,863 and 20,660, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

8.     OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2020	2019	2018

Results of sundry assets	1,363	258	1,895
Provision for legal claims and other matters (Note 18 and 24 (ii))	—	1,997	7,625
Recovery of provision related to the ICMS action of unconstitutionality (Note 24 (i) (g)) (1)	380,075	—	—
Other operating income	20,093	19,408	4,136

Other operating income	401,531	21,663	13,656

Reversal of the asset in connection with the ICMS provision (Note 24 (i) (g)) (1)	(194,065)	—	—
Provision for legal claims and other matters (Note 18 and 24 (ii))	(623)	—	—
Other operating expense	(194,688)	—	—

Other operating income (expenses), net	206,843	21,663	13,656
(1) It includes the gain generated by the recovery of the provision for contingencies related to the ICMS action of unconstitutionality ($ 380,075), partially compensated by the reversal of the related credit ($ 194,065). For more information about this case, see note 24 (i) (g)).

9.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2020	2019	2018

Interest expense	(46,644)	(88,284)	(131,172)

Finance expense	(46,644)	(88,284)	(131,172)

Interest income	49,421	29,071	21,236

Finance income	49,421	29,071	21,236

Net foreign exchange gain (loss)	3,379	(136,897)	(177,645)
Inflation adjustment results	—	117,956	191,427
Change in fair value of financial assets	6,104	—	—
Derivative contract results	11,933	(10,831)	(99,259)
Others	(1,862)	(9,984)	15,837

Other financial income (expenses), net	19,554	(39,756)	(69,640)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

10.    INCOME TAX EXPENSE
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2020	2019	2018

Current tax
Current tax	(338,408)	(256,460)	(588,773)
Effect of changes in tax law (1)	—	4,178	(28,596)

Deferred tax (Note 19)
Deferred tax	39,895	38,785	232,485
Effect of changes in tax law (1)	—	16,979	—
Recovery of income tax (2)	7,025	—	15,449

Income tax expense	(291,488)	(196,519)	(369,435)

(1) For 2019, it includes mainly the application of the new tax law in Argentina that enables the tax inflation adjustment. The reduction of the tax rate in Argentina enacted in 2017 was modified in 2019, setting the corporate income tax rate to 30% for the year 2020 and to 25% from the year 2021 going forward.
For 2018, it includes mainly the option exercised by the Company of the asset revaluation for tax purposes in Argentina, for which an amount of $ 28.6 million was included.
(2) It includes the recovery of tax credits in Ternium Brasil Ltda.

Income tax expense for the years ended December 31, 2020, 2019 and 2018 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2020	2019	2018

Income before income tax	1,159,359	826,564	2,031,567

Income tax expense at statutory tax rate	(350,896)	(247,592)	(604,493)
Non taxable income	118,540	71,101	102,870
Non deductible expenses	—	(476)	(16,201)
Effect of currency translation on tax base (1)	(66,157)	33,133	161,536
Increase of unrecognized tax losses carried-forward	—	(73,842)	—
Recovery of income tax	7,025	—	15,449
Effect of changes in tax law	—	21,157	(28,596)

Income tax expense	(291,488)	(196,519)	(369,435)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico and Argentina.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

11.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment,net

	Year ended December 31, 2020
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	594,435	3,412,904	6,931,970	268,398	1,119,348	140,028	355,928	12,823,011
Accumulated depreciation	—	(1,618,882)	(4,377,389)	(218,033)	—	(19,656)	(49,470)	(6,283,430)

Net book value at January 1, 2020	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

Opening net book value	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581
Translation differences	(134)	(297)	(68)	(37)	(6)	—	—	(542)
Additions	—	18,552	1,487	2,345	482,606	20,362	6,101	531,453
Capitalized borrowing costs	—	—	—	—	13,100	—	—	13,100
Disposals / Consumptions	—	(183)	(124)	(1,106)	(3,775)	(13,782)	(3,254)	(22,224)
Indexation	—	—	—	—	—	—	(9,388)	(9,388)
Transfers	(1,540)	137,379	247,824	23,352	(407,911)	(3,200)	—	(4,096)
Depreciation charge	—	(136,217)	(339,050)	(16,761)	—	(7,628)	(43,547)	(543,203)

Closing net book value	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681
Values at the end of the year
Cost	592,761	3,567,732	7,179,626	289,877	1,203,362	143,309	349,003	13,325,670
Accumulated depreciation	—	(1,754,476)	(4,714,976)	(231,719)	—	(27,185)	(92,633)	(6,820,989)
Net book value at December 31, 2020	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681

	Year ended December 31, 2019
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	587,174	3,303,174	6,748,644	264,782	617,950	124,220	55,288	11,701,232
Accumulated depreciation	—	(1,520,976)	(4,126,060)	(217,394)	—	(13,275)	(5,918)	(5,883,623)

Net book value at January 1, 2019	587,174	1,782,198	2,622,584	47,388	617,950	110,945	49,370	5,817,609

Opening net book value	587,174	1,782,198	2,622,584	47,388	617,950	110,945	49,370	5,817,609
Effect of initial recognition under IFRS 16	—	—	—	—	—	—	280,493	280,493
Translation differences	(596)	(16,174)	(9,959)	(316)	(1,716)	(1,089)	(1,263)	(31,113)
Additions	7,531	9,367	2,063	4,821	923,599	38,476	40,864	1,026,721
Capitalized borrowing costs	—	—	—	—	16,085	—	—	16,085
Disposals / Consumptions	—	(750)	(117)	(1,204)	(2,988)	(21,489)	(18,901)	(45,449)
Transfers	326	154,544	264,122	14,843	(433,582)	(50)	—	203
Depreciation charge	—	(135,163)	(324,112)	(15,167)	—	(6,421)	(44,105)	(524,968)

Closing net book value	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

Values at the end of the year
Cost	594,435	3,412,904	6,931,970	268,398	1,119,348	140,028	355,928	12,823,011
Accumulated depreciation	—	(1,618,882)	(4,377,389)	(218,033)	—	(19,656)	(49,470)	(6,283,430)

Net book value at December 31, 2019	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

11.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)
(2) Right-of-use assets

	Right-of-use assets
	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	245,752	110,176	—	355,928
Accumulated depreciation	(28,895)	(20,575)	—	(49,470)

Net book value at January 1, 2020	216,857	89,601	—	306,458

Opening net book value	216,857	89,601	—	306,458
Net additions	2,416	3,685	—	6,101
Disposal/Derecognition	(1,666)	(1,588)	—	(3,254)
Indexation	(7,024)	(2,364)	—	(9,388)
Depreciation charge	(29,424)	(14,123)	—	(43,547)

Closing net book value	181,159	75,211	—	256,370

Values at the end of the year
Cost	239,211	109,792	—	349,003
Accumulated depreciation	(58,052)	(34,581)	—	(92,633)

Net book value at December 31, 2020	181,159	75,211	—	256,370

	Right-of-use assets
	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	55,288	—	55,288
Accumulated depreciation	—	(5,918)	—	(5,918)

Net book value at January 1, 2019	—	49,370	—	49,370

Opening net book value	—	49,370	—	49,370
Effect of initial recognition under IFRS 16	226,936	52,469	1,088	280,493
Translation differences	(115)	(1,148)	—	(1,263)
Net additions	18,931	21,933	—	40,864
Disposal/Derecognition	—	(18,094)	(807)	(18,901)
Depreciation charge	(28,895)	(14,929)	(281)	(44,105)

Closing net book value	216,857	89,601	—	306,458

Values at the end of the year
Cost	245,752	110,176	—	355,928
Accumulated depreciation	(28,895)	(20,575)	—	(49,470)

Net book value at December 31, 2019	216,857	89,601	—	306,458

The cost related to variable-lease payments that do not depend on an index or rate amounted to $ 10.6 million for the year ended December 31, 2020 ($ 17.4 million for the year ended December 31, 2019).
The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $ 0.8 million for the year ended December 31, 2020 ($ 3.4 million for the year ended December 31, 2019).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

12.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2020
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	342,857	256,736	19,522	604,929	73,935	662,307	1,960,286
Accumulated depreciation	(268,476)	(152,219)	—	(521,818)	(73,935)	—	(1,016,448)

Net book value at January 1, 2020	74,381	104,517	19,522	83,111	—	662,307	943,838

Opening net book value	74,381	104,517	19,522	83,111	—	662,307	943,838
Additions	25,698	2,034	23,845	—	—	—	51,577
Transfers	1,021	17,141	(17,146)	—	—	—	1,016
Depreciation charge	(25,259)	(11,078)	—	(51,511)	—	—	(87,848)

Closing net book value	75,841	112,614	26,221	31,600	—	662,307	908,583

Values at the end of the year
Cost	369,468	275,912	26,221	604,929	73,935	662,307	2,012,772
Accumulated depreciation	(293,627)	(163,298)	—	(573,329)	(73,935)	—	(1,104,189)

Net book value at December 31, 2020	75,841	112,614	26,221	31,600	—	662,307	908,583

	Year ended December 31, 2019
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	320,600	216,203	23,209	604,931	73,935	662,307	1,901,185
Accumulated depreciation	(248,839)	(139,915)	—	(425,972)	(73,935)	—	(888,661)

Net book value at January 1, 2019	71,761	76,288	23,209	178,959	—	662,307	1,012,524

Opening net book value	71,761	76,288	23,209	178,959	—	662,307	1,012,524
Translation differences	(463)	—	—	—	—	—	(463)
Additions	31,812	12,580	24,265	—	—	—	68,657
Transfers	(738)	27,954	(27,952)	—	—	—	(736)
Depreciation charge	(27,991)	(12,305)	—	(95,848)	—	—	(136,144)

Closing net book value	74,381	104,517	19,522	83,111	—	662,307	943,838

Values at the end of the year
Cost	342,857	256,736	19,522	604,929	73,935	662,307	1,960,286
Accumulated depreciation	(268,476)	(152,219)	—	(521,818)	(73,935)	—	(1,016,448)

Net book value at December 31, 2019	74,381	104,517	19,522	83,111	—	662,307	943,838

The Company has not registered any impairment charges in connection with Goodwill (see notes 3 (f) and (bb)(1) and (5)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2020	2019

At the beginning of the year	513,648	495,241

Equity in earnings of non-consolidated companies	57,555	60,967
Other comprehensive income	(93,598)	(39,449)
Dividends from non-consolidated companies	(6,299)	(3,111)

At the end of the year	471,306	513,648

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	422,948	486,643
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	42,625	21,573
Other non-consolidated companies (1)					5,733	5,432

					471,306	513,648
(1) It includes the investment held in Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.
(a)Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS
As of December 31, 2020, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), the largest flat steel producer in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As at December 31, 2020, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)
The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of December 31, 2020, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 15.69 (approximately $ 3.02; December 31, 2019: BRL 9.87 – $ 2.45) per ordinary share and BRL 14.61 (approximately $ 2.81; December 31, 2019: BRL 9.51 – $ 2.36) per preferred share, respectively. Accordingly, as of December 31, 2020, Ternium’s ownership stake had a market value of approximately $ 756.3 million ($ 614.1 million as of December 31, 2019) and a carrying value of $ 422.9 million ($ 486.6 million as of December 31, 2019).

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

As of December 31, 2020 and 2019, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2020	As of December 31, 2019

At the beginning of the year	486,643	480,084
Share of results (1)	35,580	48,502
Other comprehensive income	(93,237)	(38,896)
Dividends	(6,038)	(3,047)

At the end of the year	422,948	486,643
(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	2,860,944
Percentage of interest of the Company over shareholders' equity	20.41%

Interest of the Company over shareholders' equity	583,799

Purchase price allocation	46,664
Goodwill	200,018
Impairment	(407,533)

Total Investment in Usiminas	422,948

On February 12, 2021, Usiminas approved its annual accounts as of and for the year ended December 31, 2020.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Summarized balance sheet (in million $)	As of December 31, 2020	As of December 31, 2019

Assets
Non-current	3,487	4,336
Current	1,339	1,721
Other current investments	276	166
Cash and cash equivalents	661	311

Total Assets	5,763	6,534

Liabilities
Non-current	540	718
Non-current borrowings	1,122	1,237
Current	836	687
Current borrowings	26	30

Total Liabilities	2,524	2,672

Non-controlling interest	378	378

Shareholders' equity	2,861	3,484

Summarized income statement (in million $)	Year ended December 31, 2020	Year ended December 31, 2019

Net sales	3,133	3,790
Cost of sales	(2,509)	(3,312)
Gross Profit	624	478
Selling, general and administrative expenses	(161)	(181)
Other operating income (loss), net	61	(100)
Operating income	524	197
Financial expenses, net	(234)	(132)
Equity in earnings of associated companies	30	46
Profit (Loss) before income tax	320	111
Income tax benefit	(97)	(16)
Net profit (loss) before non-controlling interest	223	95
Non-controlling interest in other subsidiaries	(117)	(41)
Net profit (loss) for the year	106	54

b) Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts.

Techgen stated in its annual accounts as of and for the year ended December 31, 2020, that revenues amounted to $ 314 million ($ 344 million as of December 31, 2019), net profit from continuing operations to $ 44 million ($24 million as of December 31, 2019), non-current assets to $ 833 million ($ 875 million as of December 31, 2019), current assets to $ 59 million ($ 48 million as of December 31, 2019), non-current liabilities to $ 709 million ($ 791 million as of December 31, 2019), current liabilities to $ 95 million ($ 87 million as of December 31, 2019) and shareholders’ equity to $ 89 million ($ 45 million as of December 31, 2019).

During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $ 127.4 million as of December 31, 2020, and which are due in June 2026. For commitments from Ternium in connection with Techgen, see note 24.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

14.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2020	2019

Receivables with related parties (Notes 25 and 13 (b))	126,908	126,948
Employee advances and loans	2,326	1,572
Advances to suppliers for the purchase of property, plant and equipment	14,078	50,079
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	2,452	7,827
Other receivables	—	254,446
Other tax credits	97,202	150,721
Others	340	972

Receivables, net – Non-current	243,306	592,565

	As of December 31,
	2020	2019

Value added tax	188,027	162,121
Income tax credits	8,205	60,402
Other tax credits	29,834	38,913
Employee advances and loans	4,355	3,667
Advances to suppliers	12,009	10,134
Advances to suppliers with related parties (Note 25)	11,927	16,126
Expenses paid in advance	8,160	9,781
Government tax refunds on exports	6,499	14,805
Receivables with related parties (Note 25)	7,446	3,696
Others	12,147	15,068

Receivables, net – Current	288,609	334,713

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

15.    TRADE RECEIVABLES, NET - NON CURRENT AND CURRENT

	As of December 31,
	2020	2019

Trade receivables	—	897
Trade receivables, net – Non-current	—	897

Current accounts	832,544	920,937
Trade receivables with related parties (Note 25)	96,394	41,696
Allowance for doubtful accounts (Note 18)	(10,500)	(12,961)

Trade receivables, net - Current	918,438	949,672

	Trade receivables, net as of December 31, 2020
	Total	Fully performing	Past due

Guaranteed	387,718	373,384	14,334
Not guaranteed	541,220	518,914	22,306

Trade receivables	928,938	892,298	36,640

Allowance for doubtful accounts (Note 18)	(10,500)	—	(10,500)

Trade receivables, net	918,438	892,298	26,140

	Trade receivables, net as of December 31, 2019
	Total	Fully performing	Past due

Guaranteed	469,087	424,052	45,035
Not guaranteed	494,443	453,184	41,259

Trade receivables	963,530	877,236	86,294

Allowance for doubtful accounts (Note 18)	(12,961)	—	(12,961)

Trade receivables, net	950,569	877,236	73,333

16.    INVENTORIES, NET

	As of December 31,
	2020	2019

Raw materials, materials and spare parts	606,429	731,901
Goods in process	838,403	975,553
Finished goods	313,257	396,401
Goods in transit	302,302	116,610
Obsolescence allowance (Note 18)	(58,610)	(62,167)

Inventories, net	2,001,781	2,158,298

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

17.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS, NON-CURRENT AND CURRENT

	As of December 31,
	2020	2019

Investments in debt instruments and other	2,629	3,001
Other investments	252	252

Other investments, net – Non-current	2,881	3,253

	As of December 31,
	2020	2019

(i) Other investments
Other deposits with maturity of more than three months	813,527	212,271

Other investments - Current	813,527	212,271
(ii) Cash and cash equivalents
Cash and banks	129,500	115,575
Restricted cash	54	69
Short-term bank deposits	259,020	199,877
Other deposits with maturity of less than three months	149,308	204,444

Cash and cash equivalents	537,882	519,965

18.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2020

Values at the beginning of the year	613,352	26,556
Translation differences	(151,466)	(1,049)
Additions	3,760	16,166
Reversals	(384,933)	—
Uses	(143)	—

At December 31, 2020	80,570	41,673

Year ended December 31, 2019

Values at the beginning of the year	643,950	24,554
Translation differences	(25,701)	1,077
Additions	2,689	925
Reversals	(4,417)	—
Uses	(3,169)	—

At December 31, 2019	613,352	26,556

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

18.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended Year ended December 31, 2020

Values at the beginning of the year	12,961	62,167	8,502
Translation differences	(1,789)	—	(1,241)
Additions	1,437	11,009	3,633
Reversals	(1,101)	(12,288)	—
Uses	(1,008)	(2,278)	(6,379)

At At December 31, 2020	10,500	58,610	4,515

Year ended Year ended December 31, 2019

Values at the beginning of the year	14,346	55,454	9,851
Translation differences	(285)	(458)	348
Additions	787	18,036	5,201
Reversals	(1,080)	(9,623)	—
Uses	(807)	(1,242)	(6,898)

At December 31, 2019	12,961	62,167	8,502

19.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2020	2019

At the beginning of the year	(239,740)	(340,207)
Translation differences	(36)	25,166
Effect of changes in tax law (note 10)	—	16,979
Credits directly to other comprehensive income	12,100	19,537
Deferred tax credit (note 10)	39,894	38,785

At the end of the year	(187,782)	(239,740)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

19.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2020

At the beginning of the year	(437,376)	(63,460)	(17,109)	(1,189)	(519,134)

Translation differences	46	—	—	—	46
Income statement credit (charge)	11,190	33,273	(3,601)	(832)	40,030

At the end of the year	(426,140)	(30,187)	(20,710)	(2,021)	(479,058)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2020

At the beginning of the year	45,654	10,200	42,766	180,774	279,394

Translation differences	—	—	—	(82)	(82)
Credits directly to other comprehensive income	—	—	—	12,100	12,100
Income statement credit (charge)	6,688	(1,014)	(11,682)	5,873	(136)

At the end of the year	52,342	9,186	31,084	198,665	291,276

(1) As of December 31, 2020, the recognized deferred tax assets on tax losses amount to $ 31,084 and there are net unrecognized deferred tax assets of $ 0.2 billion and unrecognized tax losses amounting to $ 1.0 billion. These two last effects are connected to the acquisition of Ternium Brasil Ltda.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2019

At the beginning of the year	(522,455)	(41,316)	(15,926)	(1,088)	(580,785)

Translation differences	27,077	2,604	316	—	29,997
Income statement credit (charge)	58,002	(24,748)	(1,499)	(101)	31,654

At the end of the year	(437,376)	(63,460)	(17,109)	(1,189)	(519,134)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2019

At the beginning of the year	72,947	11,265	33,382	122,984	240,578

Translation differences	(572)	(539)	—	(3,720)	(4,831)
Credits directly to other comprehensive income	—	—	—	19,537	19,537
Effect of changes in tax law	—	—	—	16,979	16,979
Income statement credit (charge)	(26,721)	(526)	9,384	24,994	7,131

At the end of the year	45,654	10,200	42,766	180,774	279,394

(2) As of December 31, 2019, the recognized deferred tax assets on tax losses amount to $ 42,766 and there are net unrecognized deferred tax assets of $ 0.4 billion and unrecognized tax losses amounting to $ 1.4 billion. These two last effects are connected to the acquisition of Ternium Brasil Ltda.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

19.    DEFERRED INCOME TAX (continued)
The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2020	2019

Deferred tax assets to be recovered after more than 12 months	200,639	203,607
Deferred tax assets to be recovered within 12 months	90,637	75,787
Deferred tax liabilities to be settled after more than 12 months	(446,891)	(454,763)
Deferred tax liabilities to be settled within 12 months	(32,167)	(64,371)

	(187,782)	(239,740)

20.    OTHER LIABILITIES-NON CURRENT AND CURRENT

	As of December 31,
	2020	2019

(i) Other liabilities - Non current

Post-employment benefits	432,648	405,935
Other employee benefits	52,647	44,496
Asset retirement obligation (note 18) (1)	41,673	26,556
Other	24,888	30,616

Other liabilities – Non-current	551,856	507,603
(1) The asset in connection with this liability is included in Property, plant and equipment.
Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2020	2019

Present value of unfunded obligations	432,648	405,935

Liability in the statement of financial position	432,648	405,935
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2020	2019

Current service cost	9,954	11,776
Interest cost	26,139	27,310

Total included in labor costs	36,093	39,086

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

20.    OTHER LIABILITIES-NON CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2020	2019

At the beginning of the year	405,935	312,293
Transfers, new participants and funding of the plan	(2)	(6)
Total expense	36,093	39,086
Remeasurements	36,907	67,601
Effect of changes in demographic assumptions	(545)	674
Effect of changes in financial assumptions	30,830	55,059
Effect of experience adjustments	6,622	11,868
Translation differences	(21,722)	12,228
Contributions paid	(24,563)	(25,267)
At the end of the year	432,648	405,935

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2020	2019

Discount rate	6.50%	7.25%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2020	2019

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-10.0%	12.3%
Compensation growth rate	1.00%	2.6%	-1.8%
Pension growth rate	1.00%	-1.2%	1.4%
Life expectancy	1 year	-1.3%	1.6%

The estimated future payments for the next five years will be between $ 25.9 million and $ 34.0 million per year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

20.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2020	2019

(ii) Other liabilities - Current
Payroll and social security payable	113,117	107,999
VAT liabilities	70,226	58,799
Other tax liabilities	41,738	38,153
Termination benefits	400	493
Related Parties (Note 25)	2,004	2,074
Asset retirement obligation (Note 18)	4,515	8,502
Others	17,836	24,914

Other liabilities – Current	249,836	240,934

21.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2020 and 2019 were as follows:

	As of December 31,
	2020	2019

Contracts with positive fair value
Foreign exchange contracts	1,572	1,196

	1,572	1,196

Contracts with negative fair value
Interest rate swap contracts	(523)	(17)
Foreign exchange contracts	(5,835)	(3,007)

	(6,358)	(3,024)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2020, most of the Company’s long-term borrowings were at variable rates.
During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of $ 100 million, at an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2020, the after-tax cash flow hedge reserve related to these agreements amounted to $ (0.2) million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

21.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2018	679	(202)	477

(Decrease) / Increase	(475)	142	(333)
Reclassification to income statement	(276)	83	(193)

At December 31, 2019	(72)	23	(49)

(Decrease) / Increase	(454)	136	(318)
Reclassification to income statement	188	(56)	132

At December 31, 2020	(338)	103	(235)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2020 (amounting to a loss of $ 0.2 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2020 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.

During 2020 and 2019, Ternium Argentina entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Argentine peso-denominated financial assets and liabilities.

Furthermore, during 2020, 2019 and 2018, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain actual and future trade receivables denominated in its local currency. As of December 31, 2020, the notional amount on these agreements amounted to $ 75.4 million.

During 2020, 2019 and 2018, Ternium Mexico entered into a several forward agreement in order to manage the exchange rate exposure generated by future payables in EUR related to the investment plan. As of December 31, 2020, the notional amount on these agreement amounted to $ 59.2 million.

During 2020, 2019 and 2018, Ternium Investments S.à r.l., entered into several forward agreements in order to manage the exchange rate exposure generated by the consolidated financial position in EUR. As of December 31, 2020, the notional amount on these agreements amounted to $ 4.9 million. Also, during 2020, Ternium Investments S.à r.l. entered into non-deliverable forward agreements to manage the exchange rate exposure generated by actual and future trade receivables denominated in Colombian pesos related to the commissioning of the plant and the business of its subsidiary, Ternium del Atlántico. As of December 31, 2020, the notional amount of these agreements amounted to $ 3.4 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

21.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The net fair values of the exchange rate derivative contracts as of December 31, 2020 and December 31, 2019 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2020	2019

EUR/$	ND Forward - Buy EUR	53.7 million EUR	1,572	1,196
COP/$	ND Forward - Sell COP	291.5 billion COP	(5,835)	(3,007)

			(4,263)	(1,811)
COP: Colombian pesos; EUR: Euros; $: U.S. dollars.

22.    LEASES LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2019
Values at the beginning of the year	8,030	65,798	73,828
Effect of initial recognition under IFRS 16	34,848	245,645	280,493
Translation differences	2,659	(7,139)	(4,480)
Net proceeds	1,474	24,545	26,019
Repayments	(38,569)	—	(38,569)
Interest accrued	16,755	—	16,755
Interest paid	(15,281)	—	(15,281)
Reclassifications	30,630	(30,630)	—

As of December 31, 2019	40,546	298,219	338,765

Year ended December 31, 2020
Values at the beginning of the year	40,546	298,219	338,765
Translation differences	1,082	(753)	329
Net proceeds	192	2,978	3,170
Indexation	(811)	(8,687)	(9,498)
Repayments	(42,144)	—	(42,144)
Interest accrued	16,116	—	16,116
Interest paid	(12,635)	—	(12,635)
Reclassifications	40,140	(40,140)	—

As of December 31, 2020	42,486	251,617	294,103

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

22.    LEASES LIABILITIES (continued)

	As of December 31, 2020	As of December 31, 2019
Commitments in relation to finance leases are payable as follows:
Within one year	56,929	55,670
Later than one year but not later than five years	176,399	197,956
Later than five years	161,145	204,101
Minimum lease payments	394,473	457,727
Future finance charges	(100,370)	(118,962)
Total Financial lease liabilities	294,103	338,765

The present value of finance lease liabilities is as follows:
Within one year	42,486	40,546
Later than one year but not later than five years	134,857	149,830
Later than five years	116,760	148,389
Total minimum lease payments	294,103	338,765

23.    BORROWINGS

	As of December 31,
	2020	2019

(i) Non-current
Bank borrowings	1,334,369	1,639,604
Less: debt issue costs	(7,080)	(10,712)

	1,327,289	1,628,892

(ii) Current
Bank borrowings	399,249	564,497
Less: debt issue costs	(3,645)	(4,715)

	395,604	559,782

Total Borrowings	1,722,893	2,188,674

The maturity of borrowings is as follows:

	Expected Maturity Date
	2021	2022	2023 and thereafter	At December 31, (1)
				2020	2019

Fixed Rate	129,949	—	—	129,949	165,623
Floating Rate	265,655	659,942	667,347	1,592,944	2,023,051

Total	395,604	659,942	667,347	1,722,893	2,188,674
(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans and their fair value approximates to their carrying amount.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

23.    BORROWINGS (continued)

The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2020	2019

Bank borrowings	1.43%	2.94%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2020 and 2019, respectively.
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2020	2019

$	Floating	1,557,483	1,977,617
$	Fixed	113,268	148,712
ARS	Floating	8	10
MXN	Floating	6,256	14,789
COP	Floating	29,197	30,634
COP	Fixed	16,681	16,912

		1,722,893	2,188,674
$: U.S. dollars; ARS: Argentine pesos; COP: Colombian pesos; MXN: Mexican pesos.

Ternium’s most significant borrowings as of December 31, 2020, were those incurred under Ternium México’s syndicated loan facilities, in order to finance the construction of its hot rolling mill, hot-dip galvanizing and painting lines in Pesquería, under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico, under Ternium Investments S.à r.l., in order to finance the acquisition of Ternium Brasil, and under Ternium Brasil’s syndicated loan facility, in order to finance solely activities related to its exports of goods:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of Outstanding principal amount as of December 31, 2020	Maturity

Years 2012 and 2013	Tenigal	Syndicated loan	200	50	July 2022
September 2017	Ternium Investments S.à r.l.	Syndicated loan	1,500	400	September 2022
June 2018	Ternium Mexico	Syndicated loan	1,000	500	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2020, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.
Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Ternium is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Ternium has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Ternium was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Ternium’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

(i) Tax claims and other contingencies

(a) Companhia Siderúrgica Nacional (CSN) - Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Financial Statements.

(b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2021. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(c) Potential Mexican income tax adjustment
In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately $ 54.2 million, including interest and fines. Additionally, in September 2018, the Mexican tax authority, as a result of a tax audit for the fiscal year 2011 to Ternium Mexico, as predecessor of APM, objected mainly the deduction of the tax loss remaining for the year 2008, for which the estimated income tax adjustment would be of approximately $ 26.6 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations for the year 2008 and the fiscal credit of the year 2011, and also filed its defense and supporting documents with the Mexican tax authorities. The injunction for the year 2008 had a favorable resolution to Ternium Mexico in August 2020; consequently, in November 2020, the Mexican tax authorities issued a new preliminary report in which continues having the same observations with different arguments that may result in the same tax adjustment as per the above-included paragraph. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this uncertain tax position is not probable and, accordingly, no provision has been recorded in these financial statements.

(d) Putative class action
Following the Company’s November 27, 2018 announcement that its chairman Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), a putative class action complaint was filed in the U.S. District Court for the Eastern District of New York. On June 17, 2019, the lead plaintiff filed an amended complaint purportedly on behalf of purchasers of Ternium securities from May 1, 2014 through November 27, 2018. The individual defendants named in the amended complaint are our chairman, our former CEO, our current CEO and our CFO. That complaint alleged that during the class period, the Company and the individual defendants inflated the price of Ternium’s ADSs by failing to disclose that the nationalization proceeds received by Ternium when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. On September 14, 2020, the court granted a motion to dismiss the claims against all defendants, with leave for plaintiff to file a second amended complaint. Because plaintiffs did not file any second amended complaint, on November 17, 2020, the case was dismissed with prejudice. The case is now closed.

(e) Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $ 24.5 million was recorded at the acquisition date in connection with this matter ($ 10.9 million and $ 14.1 million as of December 31, 2020 and 2019, respectively).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(f) Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($ 34.9 million and $ 45.0 million as of December 31, 2020 and 2019, respectively).

(g) ICMS deferral tax benefit – Action of Unconstitutionality

On March 31, 2005, through State Law No. 4,529 (Law RJ 4529), the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferral of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against Law RJ 4529 before the Brazilian Federal Supreme Court, claiming that the State Law should be declared unconstitutional because the tax incentive granted pursuant to Law RJ 4529 had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ).

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval. In furtherance of such Supplementary Law, in December 2017 the Brazilian States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for confirming such ICMS incentives. In accordance with the ICMS Convention 190/2017, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil, and filed with CONFAZ all relevant documents concerning such incentives. On July 27, 2018, the Governor of Rio de Janeiro issued Decree No. 46,378, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro filed petitions arguing that the action of unconstitutionality against Law RJ 4529 could not be judged by the Brazilian Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. On October 20, 2020, the Reporting Justice Minister of the Brazilian Federal Supreme Court in charge of the case ruled that the action of unconstitutionality against Law RJ 4529 was impaired by the supervening loss of its object, and on November 17, 2020, the Reporting Justice Minister’s ruling became final and not subject to any further recourses or appeals.

The tax benefits accumulated under Ternium Brasil’s ICMS incentive amounted to approximately $ 1,089 million as of the acquisition date of Ternium Brasil on September 7, 2017. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of $ 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of $ 325.9 million arising from its right to recover 50% of the contingency amount from Thyssenkrupp.

As at December 31, 2020, both the asset, which expired on September 7, 2020, of $ 194.1 million ($ 254.4 million as of December 31, 2019) recorded in the Company’s financial statements arising from its right to recover 50% of the contingency amount from Thyssenkrupp and the contingent liability of $ 380.1 million ($ 508.9 million as of December 31, 2019) recorded in its financial statements in connection with this matter have been derecognized. Accordingly, the Company recognized in the year ended December 31, 2020, a net gain in the amount of $ 186.0 million.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2021, for an estimated total amount of $ 385.0 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
– 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
– 15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina also signed various contracts for the provision of natural gas, including Tecpetrol, a related company of Ternium, assuming firm commitments for a total of $ 8.1 million payable until April 2021. Additionally, Ternium Argentina signed contracts for gas transportation with related companies Transportadora de Gas del Norte S.A. and Energy Consulting Services S.A., assuming firm commitments for a total of USD 28.5 million payable until April 2028.

(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of $ 18.7 million, which is due to terminate in 2034.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply of energy to four of Ternium Mexico’s plants. On March 31, 2008, two of those plants were terminated by Iberdrola. The contracted electrical demand as of December 31, 2020, is 51.7 MW. Iberdrola currently supplies approximately 7% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of $ 750 thousand per MW of the 111.2 MW originally contracted capacity, resulting over time in a total value of $ 83.4 million. In addition, Iberdrola agreed to recognize to Ternium México $ 15.0 million through discounted rates. The above-mentioned credit and discount ended in June 2019 and Ternium Mexico’s rates under the contract are now market rates with a 2.5% discount; however Ternium Mexico is entitled to terminate the contract without penalty. On October 21, 2020 Ternium Mexico decided to terminate the contract effective November 15, 2021.

(f) Ternium México issued a guarantee letter covering up to approximately $ 25.0 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and BP Energía México (“BPEM”). The credit line granted by BPEM in connection with this natural gas trading agreement amounted to approximately $ 25.0 million. As of December 31, 2020, the outstanding amount under the natural gas trading agreement was $ 9.5 million, which is below the amount included in the guarantee letter issued by Ternium México.

(g) On June, 2018, Ternium Mexico entered into a loan agreement with a syndicate of banks for a $ 1,000 million syndicated loan facility for the purpose of financing capital expenditures, the repayment or prepayment of existing debt, and other general corporate purposes. The Company entered the Facility on June 12, 2018, and the final maturity date is on June 12, 2023, being payable in eight consecutive and equal semi-annual installments commencing on December 13, 2019. The main financial covenant that the Facility requires to meet is the consolidated net senior leverage ratio to be not greater than 3.5 to 1.00. During 2019, the facility was fully disbursed (USD 400 million was disbursed during 2018 and USD 600 million by the end of June 2019). As of December 31, 2020, the outstanding value of this loan agreement was $ 500 million and the Company was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(h) Ternium Mexico issued a guarantee letter covering up to approximately $ 62.5 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed in May 25, 2018 and terminates on June 30, 2041.

(i) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of USD 421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud facility, valid until April 2025 for an amount of USD 8.8 million as of December 31, 2020, and the Universidad facility, valid until July 2021 for an amount of USD 6.1 million as of December 31, 2020. As of December 31, 2020, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately USD 4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(j) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately USD 3.7 million.

(k) On December 30, 2019, Ternium Mexico entered into a 15-year contract (effective as of July 1, 2021) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Gas Natural de México S. de R.L. de C.V. for the transportation of natural gas in the United States of America (Texas) and in Mexico. The contracted capacity is 31,000 MMBTU/day and the annual cost is approximately USD 4.8 million.

(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2020, the outstanding value of this commitment was approximately $ 221.8 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $ 106.5 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2020.

(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $ 640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2020, the outstanding aggregated amount under the stand-by letters of credit was $ 44.6 million, as a result the amount guaranteed by Ternium was approximately $ 21.4 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(n) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado – CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.

(o) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.

(p) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. As of December 31, 2020, the outstanding amount of this commitment was $ 171.3 million.

(q) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. As of December 31, 2020, the outstanding amount of the mentioned services was approximately $ 57.3 million and is due to terminate on November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.

(r) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $ 228.9 million as of December 31, 2020. The contract has minimum daily-required volumes.

(s) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate on December 2019. This agreement was automatically renewed for another two years, is due to terminate on December 2021 and can be interrupted by common agreement due to free market conditions’ changes. The outstanding amount was of $ 25.8 million (or 61.5 million m3) as of December 31, 2020. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.

(t) Ternium Brasil signed on May 2019 a contract with LSI Logistica S.A. for mobile equipment rental. This agreement is due to terminate on May 2024 and the outstanding amount was $ 11.0 million as of December 31, 2020. The contract only has a penalty in case of anticipated termination.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(u) The acquisition of Ternium Brasil Ltda. was mainly financed through an unsecured 5-year syndicated facility in the principal amount of $ 1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks. The facility is to be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V. The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility. During 2018 and 2019, the Company made prepayments of principal for $ 375 million and $ 725 million, respectively. As of December 31, 2020, the outstanding value of this syndicated facility was $ 400 million and both the borrower and the guarantor were in compliance with all of its covenants.

(iii)     Restrictions on the distribution of profits

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2020, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

25.    RELATED PARTY TRANSACTIONS
As of December 31, 2020, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

The following transactions were carried out with related parties:

	Year ended December 31,
	2020	2019	2018
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	432,511	515,123	774,526
Sales of goods to other related parties	15,972	77,375	141,230
Sales of services and others to non-consolidated parties	173	171	176
Sales of services and others to other related parties	1,009	1,060	1,286
	449,665	593,729	917,218
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	347,638	408,309	483,182
Purchases of goods from other related parties	83,738	71,324	50,928
Purchases of services and others from non-consolidated parties	9,421	14,563	10,266
Purchases of services and others from other related parties	75,483	155,289	90,536
Purchases of goods and services in connection with lease contracts from other related parties	201	8,859	—

	516,481	658,343	634,912
(c) Financial results
Income with non-consolidated parties	7,182	9,478	9,330
Expenses in connection with lease contracts from other related parties	(1,484)	(945)	—

	5,698	8,533	9,330
(d) Dividends received
Dividends from non-consolidated parties	6,299	3,111	8,837

	6,299	3,111	8,837
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	765	929	1,012
Income (expenses), net with other related parties	1,042	986	492

	1,807	1,915	1,504

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

25.    RELATED PARTY TRANSACTIONS (continued)

	As of December 31,
	2020	2019

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	227,074	167,312
Receivables from other related parties	3,674	5,027
Advances from non-consolidated parties	6,647	8,017
Advances to suppliers with other related parties	7,732	15,936
Payables to non-consolidated parties	(30,407)	(44,784)
Payables to other related parties	(29,095)	(41,849)
Lease liabilities with other related parties	(3,550)	(7,310)

	182,075	102,349
(iii) Officers and Directors’ compensation
During the year ended December 31, 2020, the cash compensation of Officers and Directors amounted to $ 13,736 (2019: $ 26,942). In addition, Officers received 1,180,000 Units for a total amount of $ 4,289 (2019: $ 3,546) in connection with the incentive retention program mentioned in note 3 (o)(3).

26.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2018	679	(202)	477	(3,707,019)

(Decrease) / Increase	(475)	142	(333)	(61,925)
Reclassification to income statement	(276)	83	(193)	—

At December 31, 2019	(72)	23	(49)	(3,768,944)

(Decrease) / Increase	(454)	136	(318)	(108,919)
Reclassification to income statement	188	(56)	132	—

At December 31, 2020	(338)	103	(235)	(3,877,863)
.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

26.    OTHER REQUIRED DISCLOSURES (continued)
(b) Statement of cash flows

	Year ended December 31,
	2020	2019	2018

(i) Changes in working capital (1)
Inventories	156,517	510,972	(186,409)
Receivables and others	(29,539)	6,175	8,652
Trade receivables	(12,110)	161,454	(123,388)
Other liabilities	37,517	(95,131)	17,138
Trade payables	200,410	(10,786)	55,430

	352,795	572,684	(228,577)
(ii) Income tax accrual less payments
Tax accrued (Note 10)	291,488	196,519	369,435
Taxes paid	(224,927)	(405,324)	(523,801)

	66,561	(208,805)	(154,366)
(iii) Interest accruals less payments
Interest accrued (Note 9 and 22)	62,760	104,855	131,172
Interest paid	(55,769)	(101,450)	(144,186)

	6,991	3,405	(13,014)
(1)Changes in working capital are shown net of the effect of exchange rate changes.

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

At December 31, 2018	(73,828)	(399,856)	(1,637,101)	(2,110,785)
Cash flows	53,850	231,967	(297,780)	(11,963)
Reclassifications	—	(306,262)	306,262	—
Effect of initial recognition under IFRS 16	(280,493)	—	—	(280,493)
Acquisitions - finance leases	(26,019)	—	—	(26,019)
Foreign exchange adjustments	(8,834)	(79,365)	—	(88,199)
Other non cash movements	(3,441)	(6,266)	(273)	(9,980)
At December 31, 2019	(338,765)	(559,782)	(1,628,892)	(2,527,439)
Cash flows	54,779	511,203	(3,655)	562,327
Reclassifications	—	(306,414)	306,414	—
Acquisitions - finance leases	(3,170)	—	—	(3,170)
Foreign exchange adjustments	(329)	4,962	—	4,633
Other non cash movements	(6,618)	(45,573)	(1,156)	(53,347)
At December 31, 2020	(294,103)	(395,604)	(1,327,289)	(2,016,996)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following amendments, standards and interpretations have been applied on the year starting January 1, 2020:
International Accounting Standard 1, “Presentation of Financial Statements”, and International Accounting Standard 8, “Accounting Policies, Changes in Accounting Estimates and Errors” - Amendments

The IASB has issued amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to clarify when information is material and to incorporate some of the guidance in IAS 1 about immaterial information. The amendments clarify that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, that an entity assesses materiality in the context of the financial statements as a whole, and that the meaning of ‘primary users of general purpose financial statements’ is defined as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The Company's management has assessed the effects of applying these amendments on the Company’s financial statements and has not identified any material impact in the application of these amendments.

International Financial Reporting Standard 7, “Financial Instruments: Disclosures”, International Financial Accounting Standard 9, “Financial Instruments” and International Accounting Standard 39, “Financial Instruments: Recognition and Measurement” - Interest Rate Benchmark Reform

The IASB has issued amendments to IFRS 7 “Financial Instruments: Disclosures”, IFRS 9 “Financial Instruments” and IAS 39 “Financial Instruments: Recognition and Measurement” which provide certain reliefs in relation to interest rate benchmark reforms. The reliefs relate to hedge accounting and have the effect that the reforms should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement.

The Company's management has assessed the effects of applying these amendments on the Company’s financial statements and has not identified any material impact in the application of these amendments.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2020, and have not been early adopted:

International Financial Reporting Standard 16, “Leases” – Amendments on Covid-19-related Rent Concessions

In May 2020, the IASB made an amendment to IFRS 16 “Leases” in the context of the COVID-19 pandemic and its impact on rent concessions granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments, which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted. Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

The Company's management has assessed the effects of applying this amendment on the Company’s financial statements and has not identified any lease agreements which may be impacted by the application of this amendment.

Other standards and interpretations non-significant for the Company’s financial statements:
- Amendments to IFRS 3 – Definition of a business
- Revised Conceptual Framework for Financial Reporting
- Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
- Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use
- Amendments to IFRS 3 - Reference to the Conceptual Framework
- Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract
- Annual Improvements to IFRS Standards 2018–2020 cycle
- Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2020.

Exposure to functional currency	$ million

EU euro (EUR)	(98)
Argentine peso (ARS)	101
Mexican peso (MXN)	(591)
Brazilian real (BRL)	111
Colombian peso (COP)	(21)
Other currencies	(2)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:

(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $ 1.0 million as of December 31, 2020, and a pre-tax loss of $ 0.6 million as of December 31, 2019.

(b) Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 5.9 million and $ 5.6 million as of December 31, 2020 and 2019, respectively.

(c) Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 0.2 million and a pre-tax gain of $ 0.3 million as of December 31, 2020 and 2019, respectively.

(d) Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $ 1.1 million and a pre-tax gain of $ 1.8 million as of December 31, 2020 and 2019, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax income for the year would have been $ 4.0 million higher ($ 7.1 million higher as of December 31, 2019), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly trade receivables, trade payables, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $ 423 million, the currency translation adjustment included in total equity would have been $ 4.2 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2020.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 1.43% and 2.94% as of December 31, 2020 and 2019, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.

Ternium’s total variable interest rate debt amounted to $ 1,593 million (92.5% of total borrowings) at December 31, 2020 and $ 2.023 million (92.4% of total borrowings) at December 31, 2019.

If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2020, excluding borrowings with derivatives contracts mentioned in Note 21 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2020 would have been $ 20.3 million lower ($ 22.4 million lower as of December 31, 2019).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 61.1% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2020, in comparison with approximately 92.6% as of December 31, 2019. The investments in financial assets are as follows:

	At December 31, 2020	At December 31, 2019

Cash and cash equivalents	537,882	519,965

Other Investments - Current and Non-Current	816,157	215,273
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	579,917	176,470
Deposit certificates	451,857	160,933
Commercial papers	128,060	15,537
Bonds and other fixed income	233,611	38,803
Non - U.S. government securities	135,671	914
Corporate securities	97,940	37,889
Other notes	2,629	—

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2020, trade receivables total $ 918.4 million ($ 950.6 million as of December 31, 2019). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $ 1.3 million ($ 3.4 million as of December 31, 2019), credit insurance of $ 422.8 million ($ 469.3 million as of December 31, 2019) and other guarantees of $ 7.3 million ($ 16.4 million as of December 31, 2019).

As of December 31, 2020, trade receivables of $ 892.3 million ($ 877.2 million as of December 31, 2019) were fully performing.

As of December 31, 2020, trade receivables of $ 36.6 million ($ 86.3 million as of December 31, 2019) were past due (mainly up to 180 days).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)

The amount of the allowance for doubtful accounts was $ 10.5 million as of December 31, 2020 ($ 13.0 million as of December 31, 2019).

The carrying amounts of the Company’s trade and other receivables as of December 31, 2020, are denominated in the following currencies:

Currency	$ million

US dollar ($)	798
EU euro (EUR)	14
Argentine peso (ARS)	12
Mexican peso (MXN)	160
Brazilian real (BRL)	397
Colombian peso (COP)	68
Other currencies	1

1,450

1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

$ million	2021	2022	2023	2024	Thereafter

Borrowings	396	660	137	521	9
Interests to be accrued (1)	26	17	9	4	—
Trade payables and other liabilities	1,024	13	8	7	38
Lease liabilities	42	42	42	28	140

Total	1,488	732	196	560	187
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2020, total borrowings less cash and cash equivalents and other current and non-current investments amounted to $ 371.5 million.

1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.17 and 0.22 as of December 31, 2020 and 2019, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)
2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2020 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	153,527	—	—	153,527
Derivative financial instruments	—	1,572	—	1,572
Trade receivables	918,438	—	—	918,438
Other investments	579,917	2,629	233,611	816,157
Cash and cash equivalents	278,862	259,020	—	537,882
Total	1,930,744	263,221	233,611	2,427,576

As of December 31, 2020 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	86,070	86,070
Trade payables	—	1,004,216	1,004,216
Derivative financial instruments	6,358	—	6,358
Finance lease liabilities	—	294,103	294,103
Borrowings	—	1,722,893	1,722,893
Total	6,358	3,107,282	3,113,640

As of December 31, 2019 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	406,370	—	—	406,370
Derivative financial instruments	—	1,196	—	1,196
Trade receivables	950,569	—	—	950,569
Other investments	176,470	—	38,803	215,273
Cash and cash equivalents	320,088	199,877	—	519,965
Total	1,853,497	201,073	38,803	2,093,373

As of December 31, 2019 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	88,403	88,403
Trade payables	—	836,204	836,204
Derivative financial instruments	3,024	—	3,024
Finance lease liabilities	—	338,765	338,765
Borrowings	—	2,188,674	2,188,674

Total	3,024	3,452,046	3,455,070

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

– Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

– Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

– Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2020 and 2019:

	Fair value measurement as of December 31, 2020 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	259,020	259,020	—	—
Other investments	236,240	233,611	—	2,629
Derivative financial instruments	1,572	—	1,572	—

Total assets	496,832	492,631	1,572	2,629

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	6,358	—	6,358	—

Total liabilities	6,358	—	6,358	—

	Fair value measurement as of December 31, 2019 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	199,877	199,877	—	—
Other investments	38,803	38,803	—	—
Derivative financial instruments	1,196	—	1,196	—

Total assets	239,876	238,680	1,196	—

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	3,024	—	3,024	—

Total liabilities	3,024	—	3,024	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the year ended December 31, 2020, corresponds to the initial investment and to the changes in its fair value.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no transfers from Level 1 and Level 2 to Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid-price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs, information provided by fund managers and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2020, the effective portion of designated cash flow hedges amounts to $ (0.2) million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 21. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every one month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year-end.

29.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM

A novel strain of coronavirus (SARS-CoV-2) was reported to have surfaced in China in December 2019, spreading to the rest of the world in the first quarter of 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. The COVID-19 outbreak is impacting economic activity worldwide.

As a result of the COVID-19 pandemic, the steel industry in the Americas experienced during the second quarter of 2020 significant decreases in capacity utilization to adapt to lockdowns and/or weak demand in most of its markets. This situation improved during the second half of 2020, and as of the end of the year most of the steel industry has significantly increased production levels.

The second quarter was the hardest hit in 2020 by the effects of lower production and reduced shipments tied to the COVID-19 pandemic. Each jurisdiction where Ternium operates adopted specific measures in response to the pandemic and the Company adjusted its operations on a country-by-country basis to comply with applicable rules and requirements and adapt to a rapidly evolving scenario. Even though the effects of the pandemic in steel demand abated during the third quarter of 2020, and as of the issue date of these consolidated financial statements all of Ternium’s industrial facilities are back to normal production levels, uncertainty persists regarding the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures in the future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

29.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM (continued)

In order to safeguard the health and safety of its employees, customers and suppliers, Ternium continues to apply preventive measures, including remote working for a significant portion of white collar employees, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these consolidated financial statements, remote work and other work arrangements have not materially adversely affected Ternium's ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

The Company took several measures during the second quarter of 2020 to cope with the pandemic, including the rescheduling of certain capital expenditures and the withdrawal of the annual dividend payment for the 2019 fiscal year. This, together with a significant improvement in the steel business environment during the second half of 2020, resulted in strengthened cash flows and financial condition as of the issue date of these consolidated financial statements.

In 2020, cash flows from operating activities amounted to $ 1,761 million, and capital expenditures were $ 560 million. With total borrowings less cash and cash equivalents and other current and non-current investments of $ 371 million as of December 31, 2020 and a manageable debt amortization schedule, Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering its financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs and service its debt. Management also believes that Ternium's liquidity and capital resources give adequate flexibility to manage the revised capital spending programs and address short-term changes in business conditions, and that it is unlikely that Ternium will not be able to meet its financial covenants. Similarly, management does not expect to disclose or incur any material COVID-19-related contingencies.

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. The recession the Argentine economy was going through at the end of 2019 coupled with the effects of the COVID-19 outbreak in March 2020 significantly affected economic activity and macroeconomic variables in the country.

Starting in September 2019, the Argentine Central Bank has been imposing increasingly restrictive regulations on foreign exchange transactions, aimed at avoiding further deterioration of a low level of foreign currency reserves. These measures have not had a significant effect on Ternium Argentina’s ability to access the foreign exchange market for commercial payments. Access to the Argentine foreign exchange market to pay dividends and services to related parties requires prior central bank approval, which is granted on a very restricted basis. Current Argentine Central Bank regulations deter companies from converting its Argentine Pesos (ARS) holdings via alternate means due to consequent loss of access to the official foreign exchange market.

Ternium Argentina stated in its annual accounts as of and for the year ended December 31, 2020, that revenues amounted to $ 1,823 million (2019: $ 1,789 million), net profit from continuing operations to $ 268 million (2019: $ 131 million), total assets to $ 3,268 million (2019: $ 2,969 million), total liabilities to $ 430 million (2019: $ 338 million) and shareholders’ equity to $ 2,838 million (2019: $ 2,631 million).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Ternium Argentina’s financial position in ARS as of December 31, 2020, amounted to $ 278 million in monetary assets and $ 165 million in monetary liabilities. Our Argentine subsidiary’s ARS denominated assets and liabilities are valued at the prevailing official exchange rate.

Although most of Ternium Argentina’s cash holdings are either denominated or payable in ARS, our exposure to the ARS as of December 31, 2020 was diminished due to hedging strategies using derivative instruments as well as the investment in U.S. dollar and inflation-linked securities.

As the context of volatility and uncertainty remains in place as of the issue date of these consolidated financial statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiary’s ability to access the official foreign exchange market.

/s/ Pablo Brizzio

Pablo Brizzio
Chief Financial Officer

Intentionally left blank.

TERNIUM S.A. Société Anonyme Audited Annual Accounts as at December 31, 2020

INDEX TO THE ANNUAL ACCOUNTS

	Page
Audit report	2
Balance sheet	5
Profit and loss account	6
Notes to the annual accounts	7

TERNIUM S.A. Audited annual accounts as at December 31, 2020 (All amounts in USD) INDEX TO THE ANNUAL ACCOUNTS

Audit report To the Shareholders of Ternium S.A. Our opinion In our opinion, the accompanying annual accounts give a true and fair view of the financial position of Ternium S.A. (the “Company”) as at 31 December 2020, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts. What we have audited The Company’s annual accounts comprise: the balance sheet as at 31 December 2020; the profit and loss account for the year then ended; and the notes to the annual accounts, which include a summary of significant accounting policies. Basis for opinion We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts” section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements. Responsibilities of the Board of Directors and those charged with governance for the annual accounts The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

3 In preparing the annual accounts, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company’s financial reporting process. Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts. As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control; obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control; evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors; conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company to cease to continue as a going concern; evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

4 We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. PricewaterhouseCoopers, Société coopérative Represented by @esig @esig Marc Minet Luxembourg, 23 February 2021

Balance sheet as at December 31, 2020

		Notes	31/12/2020 USD	31/12/2019 USD
	ASSETS			
C.	**Fixed assets**			
II.	Tangible assets	2.3		
3.	Other fixtures and fittings, tools and equipment		48.496	78.265
III.	Financial assets			
1.	Shares in affiliated undertakings	2.4 & 3	6.260.124.196	6.260.124.196
			6.260.172.692	6.260.202.461
D.	**Current assets**			
II.	Debtors	2.5		
2.	Amounts owed by affiliated undertakings			
	a) becoming due and payable within one year	4	768.137	164.234
4.	Other debtors			
	a) becoming due and payable within one year		80.340	77.912
III.	Investments	2.6		
2.	Own shares	7	59.599.747	59.599.747
			60.448.224	59.841.893
IV.	Cash at bank and in hand	2.7	455.971	557.970
			60.904.195	60.399.863
	Total assets		6.321.076.887	6.320.602.324
	CAPITAL, RESERVES AND LIABILITIES			
A	**Capital and reserves**	5		
I.	Subscribed capital		2.004.743.442	2.004.743.442
II.	Share premium account		1.414.121.505	1.414.121.505
IV.	Reserves			
1.	Legal reserve	6	200.474.346	200.474.346
2.	Reserve for own shares		59.599.747	59.599.747
V.	Profit or loss brought forward		2.612.634.573	2.631.727.878
VI.	Profit or loss for the financial year		(17.176.565)	(19.093.305)
			6.274.397.048	6.291.573.613
B.	**Provisions**			
1.	Provisions for pensions and similar obligations	2.8	17.517.906	12.019.539
			17.517.906	12.019.539
C.	**Creditors**	2.9		
6.	Amounts owed to affiliated undertakings			
	a) becoming due and payable within one year	4	26.202.801	13.328.757
	b) becoming due and payable after more than one year	4	-	535.478
8.	Other creditors			
	c) Other creditors			
	i) becoming due and payable within one year		2.959.132	3.144.936
			29.161.933	17.009.172
	Total capital, reserves and liabilities		6.321.076.887	6.320.602.324

The accompanying notes form an integral part of these annual accounts.

5

TERNIUM S.A. Audited annual accounts as at December 31, 2020 (All amounts in USD) Balance sheet as at December 31, 2020

	Notes	31/12/2020 USD	31/12/2019 USD
8. Other operating expenses	8	(18.234.961)	(18.512.337)
11. Other interest receivable and similar income			
a) derived from affiliated undertakings		1.225.753	119.275
b) other interest and similar income		74.443	230.803
14. Interest payable and similar expenses			
a) concerning affiliated undertakings		(217.082)	(924.573)
b) other interest and similar expenses		(17.905)	(2.082)
16. Profit or loss after taxation		(17.169.752)	(19.088.914)
17. Other taxes not shown under items 1 to 16	9	(6.813)	(4.391)
18. Profit or loss for the financial year		**(17.176.565)**	**(19.093.305)**

The accompanying notes form an integral part of these annual accounts.

6

TERNIUM S.A. Audited annual accounts as at December 31, 2020 (All amounts in USD) Profit and loss account for the year ended December 31, 2020

Notes to the annual accounts

Note 1 – General information

Ternium S.A. (hereafter the "Company" or "Ternium"), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies for an unlimited period. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1,00 per share. As of December 31, 2020, there were 2.004.743.442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC"). Ternium's ADSs began trading on the New York Stock Exchange under the symbol "TX" on February 1, 2006. The Company's initial public offering was settled on February 6, 2006.

The financial year of the Company starts on January 1 and ends on December 31 of each year.

The Company also prepares consolidated financial statements, which are published according to the provisions of the Luxembourg Law.

Note 2 - Summary of significant accounting policies

2.1 Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of December 19, 2002 as amended on December 18, 2015, determined and applied by the Board of Directors.

7

TERNIUM S.A. Audited annual accounts as at December 31, 2020 (All amounts in USD) Notes to the annual accounts Note 1 – General information Note 2 - Summary of significant accounting policies

2.2 Foreign currency translation

The Company maintains its books and records in USD. Transactions expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. Formation expenses and long-term assets expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. At the balance sheet date, these assets remain translated at historical exchange rates. Cash at bank is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year. Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. Solely the unrealized exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realization. Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealized losses are recorded in the profit and loss account whereas the net unrealized exchange gains are not recognized.

2.3 Tangible assets

Tangible assets are recognized at purchase price or construction cost less accumulated depreciation; purchase price includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated for each asset over its estimated useful life, which is, in average, 10 years for buildings and 5 years for other fixtures and fittings, tools and equipment.

Where the Company considers that a tangible fixed asset has suffered a durable depreciation in value, an additional write-down is recorded to reflect this loss. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.4 Financial assets

Shares in affiliated undertakings are valued at purchase or contribution price including the expenses incidental thereto. Loans to affiliated undertakings are stated at nominal value.

Whenever necessary the Company conducts impairment test on its financial assets in accordance with Luxembourg regulations.

In the case of durable depreciation in value according to the opinion of the Board of Directors, value adjustments are made in respect of financial assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.5 Debtors

Amounts owed by affiliated undertakings and other debtors are valued at nominal value. They are subject to value adjustments when their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.6 Investments

Investments are valued at the lower of purchase price, including expenses incidental thereto and calculated on the basis of weighted average prices, or market value, expressed in the currency in which the annual accounts are prepared. A value adjustment is recorded where the market value is lower than the purchase price. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.7 Cash at bank and in hand

8

TERNIUM S.A. Audited annual accounts as at December 31, 2020 (All amounts in USD)

Cash at bank and in hand also comprise cash equivalents, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

2.8 Provisions for pensions and similar obligations

2.9 Creditors

Creditors are recorded at their reimbursement value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

Note 3- Financial Assets

On December 7, 2010, the Company entered into a master credit agreement with Ternium Investments S.à r.l. ("Ternium Investments") pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). In 2020, the Company didn't cancel any loan granted by Ternium Investments and, as a consequence, Ternium Investments didn't make a reduction of capital during the year ended December 31, 2020.

The financial assets of the Company as at December 31, 2020, consist of:

Company	Country	% of beneficial ownership	Book value at 31.12.2019 USD	Net (Decreases) / Additions USD	Book value at 31.12.2020 USD	Equity at 31.12.2020 USD
Ternium Investments S.à r.l.	Luxembourg	100.00%	6.260.124.196	0	6.260.124.196	7.633.707.455
Shares in affiliated undertakings			**6.260.124.196**	**0**	**6.260.124.196**	**7.633.707.455**

9

TERNIUM S.A. Audited annual accounts as at December 31, 2020 (All amounts in USD) Note 3- Financial Assets

Note 4 – Balances with affiliated undertakings

	December 31, 2020 - USD	December 31, 2019 - USD
Assets		
Debtors		
Ternium Investments S.à r.l.	368.137	153.385
Ternium Brasil Ltda.	400.000	10.849
	768.137	164.234
Liabilities		
Creditors		
Exiros México, S.A. de C.V.	-	535.479
Ternium Argentina S.A.	-	543.168
Soluciones Integrales de Gestión S.A. (SIGSA)	447.545	247.420
	447.545	1.326.067
Borrowings		
Ternium Investments S.à.r.l.	25.755.256	12.538.169
	25.755.256	12.538.169

Note 5 - Capital and reserves

	Subscribed Capital	Share premium	Legal reserve	Other Reserves	Reserve for own shares or own corporate units (2)	Profit or loss brought forward	Result for the financial year	Total capital and reserves
Balance at December 31, 2019	2.004.743.442	1.414.121.505	200.474.346	-	59.599.747	2.631.727.878	(19.093.305)	6.291.573.613
Allocation of previous year results (1)	-	-	-			(19.093.305)	19.093.305	-
Loss for the year	-	-	-			-	(17.176.565)	(17.176.565)
Balance at December 31, 2020	2.004.743.442	1.414.121.505	200.474.346	-	59.599.747	2.612.634.573	(17.176.565)	6.274.397.048

(1) **As approved by the Annual General Meeting of Shareholders held on June 5, 2020.**
(2) **As of December 31, 2020, the Company held 41.666.666 shares as treasury shares.**

Note 6 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company's issued share capital. At December 31, 2020, this reserve reached the above-mentioned threshold, the legal reserve is not available for distribution to shareholders.

Note 7 – Reserve for own shares

In accordance with the law, the company has created a non distributable reserve included in the account "reserve for own shares" for an amount of USD 59.599.747.

Note 8 – Other Operating Expenses

	December 31, 2020 USD	December 31, 2019 USD
Services and fees	14.295.601	14.188.562
Senior management and board of directors' accrued fees	3.048.050	3.568.155
Other expenses	891.310	755.620
Total	18.234.961	18.512.337

Services and fees are mainly composed of professional, audit and legal services.

10

TERNIUM S.A. Audited annual accounts as at December 31, 2020 (All amounts in USD) Note 4 – Balances with affiliated undertakings Note 5 - Capital and reserves Note 6 – Legal Reserve Note 7 – Reserve for own shares Note 8 – Other Operating Expenses

TERNIUM S.A. Audited annual accounts as at December 31, 2020 (All amounts in USD) Note 9 – Taxes Note 10 – Income from financial fixed assets derived from affiliated undertakings Note 11 – Own shares Note 12 – Parent Company Note 13 – Contingencies and commitments

TERNIUM S.A. Audited annual accounts as at December 31, 2020 (All amounts in USD) Note 14 – The COVID-19 pandemic and its impact on Ternium